Exhibit 99.1

2,666,667 COMMON SHARES

PROFOUND MEDICAL CORP.

UNDERWRITING AGREEMENT

December 27, 2023

Titan Partners Group LLC, a division of American Capital Partners, LLC

As the Representative of the

Several underwriters, if any, named in Schedule I hereto

c/o Titan Partners Group LLC, a division of American Capital Partners, LLC

4 World Trade Center, 29th Floor

New York, NY 10007

Ladies and Gentlemen:

The undersigned, Profound Medical Corp., a corporation organized under the laws of the Province of Ontario, Canada (the “Company”), hereby confirms its agreement (this “Agreement”) with the several underwriters (such underwriters, including the Representative (as defined below), the “Underwriters” and each an “Underwriter”) named in Schedule I hereto for which Titan Partners Group LLC, a division of American Capital Partners, LLC is acting as representative to the several Underwriters (the “Representative” and if there are no Underwriters other than the Representative, references to multiple Underwriters shall be disregarded and the term Representative as used herein shall have the same meaning as Underwriter) on the terms and conditions set forth herein.

It is understood and agreed that the several Underwriters are to make a public offering of the Public Shares in the United States only (and not in Canada). The Public Shares (as defined below) are to be initially offered to the public at the initial public offering price set forth in the Prospectus (as defined below).

It is further understood that you will act as the Representative for the Underwriters in the offering and sale of the Closing Shares (as defined below) and, if any, the Option Shares (as defined below) in accordance with this Agreement.

ARTICLE I.

DEFINITIONS

1.1           Definitions. In addition to the terms defined elsewhere in this Agreement, for all purposes of this Agreement, the following terms have the meanings set forth in this Section 1.1:

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with such Person as such terms are used in and construed under Rule 405 under the Securities Act.

“Agreement” shall have the meaning ascribed to such term in the Recitals.

“Agreements and Instruments” shall have the meaning ascribed to such term in Section 3.1(r)(i).

“Anti-Corruption laws” shall have the meaning ascribed to such term in Section 3.1(uu).

“Applicable Device Laws” shall have the meaning ascribed to such term in Section 3.1(ff).

“Applicable Time” means 7:45 P.M. New York City time, on December 27, 2023 or such other time as agreed by the Company and the Representatives.

“application” shall, for purposes of Article VI only, have the meaning ascribed to such term in Section 6.1.

“Authorizations” shall have the meaning ascribed to such term in Section 3.1(ff).

“BHCA” shall have the meaning ascribed to such term in Section 3.1(qq).

“Board of Directors” means the board of directors of the Company.

“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in the state of New York or the province of Ontario are authorized or required by law to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home”, “shelter-in-place”, “non-essential employee”  or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in state of New York or the province of Ontario generally are open for use by customers on such day.

“Canadian Base Prospectus” means the Canadian final short form base shelf prospectus dated March 23, 2022, including the documents incorporated therein by reference, at the time the Reviewing Authority issued the Receipt with respect thereto in accordance with the rules and procedures established under applicable Canadian Securities Laws, including under the Shelf Procedures.

“Canadian Company Counsel” means Mintz LLP.

“Canadian Prospectus” means the Canadian Prospectus Supplement, together with the Canadian Base Prospectus, including all documents incorporated by reference therein as of the date of the Canadian Prospectus Supplement.

“Canadian Prospectus Supplement” means the final prospectus supplement to be filed with the Canadian Qualifying Authorities in accordance with the Shelf Procedures, including all documents incorporated by reference therein as of the date of the filing thereof with the Canadian Qualifying Authorities.

“Canadian Qualifying Authorities” means the securities regulatory authorities in the Canadian Qualifying Jurisdictions.

“Canadian Qualifying Jurisdictions” means each of the provinces and territories of Canada.

“Canadian Securities Laws” means the applicable securities laws of each of the Canadian Qualifying Jurisdictions as the context may require, and the respective rules and regulations made under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices, rulings and blanket orders of the Canadian Qualifying Authorities in each of the Canadian Qualifying Jurisdictions.

“CDS” means CDS Clearing and Depository Services.

“Closing” means the closing of the purchase and sale of the Closing Shares pursuant to Section 2.1.

“Closing Date” means the hour and the date on the Trading Day on which all conditions precedent to (i) the Underwriters’ obligations to pay the Closing Purchase Price and (ii) the Company’s obligations to deliver the Closing Shares, in each case, have been satisfied or waived, but in no event later than 10:00 a.m. (New York City time) on the second (2nd) Trading Day (or third (3rd) Trading Day if this Agreement is executed after 4:00 p.m. (New York City Time) but prior to 11:59 p.m. (New York City Time)) following the date hereof or at such other time as shall be agreed upon by the Representative and the Company.

“Closing Purchase Price” shall have the meaning ascribed to such term in Section 2.1(b), which aggregate purchase price shall be net of the underwriting discounts and commissions.

“Closing Shares” shall have the meaning ascribed to such term in Section 2.1(a).

“Code” shall have the meaning ascribed to such term in Section 3.1(v).

“Commissions” means (i) the SEC and (ii) Canadian Qualifying Authorities, as applicable.

“Common Share Equivalents” means any securities of the Company or the Subsidiaries which would entitle the holder thereof to acquire at any time Common Shares, including, without limitation, any debt, preferred shares, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Shares.

“Common Shares” means the common shares in the capital of the Company, no par value per share, and any other class of securities into which such securities may hereafter be reclassified or changed.

“Company” shall have the meaning ascribed to such term in the Recitals.

“Company Auditor” means PricewaterhouseCoopers LLC, with offices located at 354 Davis Road, Suite 600, Oakville, ON.

“Company Indemnitees” shall have the meaning ascribed to such term in Section 6.3.

“Company Owned IP” shall have the meaning ascribed to such term in Section 3.1(cc).

“contributing party” shall have the meaning ascribed to such term in Section 6.4(b).

“Controlling Person” shall have the meaning ascribed to such term in Section 6.1.

“Employee Plans” shall have the meaning ascribed to such term in Section 3.1(u).

“Engagement Agreement” shall have the meaning ascribed to such term in Section 7.2.

“Environmental Laws” shall have the meaning ascribed to such term in Section 3.1(kk).

“ERISA” shall have the meaning ascribed to such term in Section 3.1(v).

“ERISA Affiliate” shall have the meaning ascribed to such term in Section 3.1(v).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Execution Date” shall mean the date on which the parties execute and enter into this Agreement.

“Exempt Issuance” means the issuance of (a) Common Shares, options, restricted share units, deferred share units or share awards to employees, officers or directors of the Company for services rendered to the Company pursuant to any Employee Plan duly adopted for such purpose by the Board of Directors or a committee thereof, (b) securities issued upon the exercise or exchange of or conversion of any securities exercisable or exchangeable for or convertible into Common Shares issued and outstanding on the date of this Agreement, provided that such securities have not been amended since the date of this Agreement to increase the number of such securities or to decrease the exercise price, exchange price or conversion price of such securities (other than in connection with share splits, share consolidations or other similar events) or to extend the term of such securities, and (c) securities issued pursuant to acquisitions (in whole or in part) of, or investments in, businesses, technology or other assets (including by merger, consolidation, purchase of equity interests or assets or otherwise), recapitalizations or other strategic transactions, including strategic partnerships and joint ventures, approved by the Board of Directors, provided that such securities are issued as “restricted securities” (as defined in Rule 144 promulgated under the Securities Act) and carry no registration rights that require or permit the filing of any registration statement in connection therewith within 45 days following the Closing Date, and provided that any such issuance shall only be to a Person (or to the equityholders of a Person), which is, itself or through its subsidiaries, an operating company or an owner of an asset in a business synergistic with the business of the Company and shall provide to the Company additional benefits in addition to the investment of funds, but shall not include a transaction in which the Company is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities.

“FCPA” shall have the meaning ascribed to such term in Section 3.1(uu).

“FDA” shall have the meaning ascribed to such term in Section 3.1(w).

“FDA Clearances” shall have the meaning ascribed to such term in Section 3.1(ff).

“FDA TULSA-PRO Clearance” shall have the meaning ascribed to such term in Section 3.1(ff).

“Federal Reserve” shall have the meaning ascribed to such term in Section 3.1(qq).

“FINRA” means the Financial Industry Regulatory Authority.

“General Disclosure Package” shall have the meaning ascribed to such term in Section 3.1(b).

“Government Health Care Program” shall have the meaning ascribed to such term in Section 3.1(gg).

“Governmental Entity” shall have the meaning ascribed to such term in Section 3.1(r)(i).

“Governmental Licenses” shall have the meaning ascribed to such term in Section 3.1(aa).

“Hazardous Materials” shall have the meaning ascribed to such term in Section 3.1(kk).

“IFRS” shall have the meaning ascribed to such term in Section 3.1(h).

“Indebtedness” means (a) any liabilities for borrowed money or amounts owed in excess of $100,000 (other than trade accounts payable incurred in the ordinary course of business), (b) all material guaranties, endorsements and other contingent obligations in respect of indebtedness for borrowed money of others, whether or not the same are or should be reflected in the Company’s consolidated balance sheet (or the notes thereto), except guaranties by endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business; and (c) the present value of any lease payments in excess of $100,000 due under leases required to be capitalized in accordance with IFRS.

“Intellectual Property” shall have the meaning ascribed to such term in Section 3.1(cc).

“IT Systems and Data” shall have the meaning ascribed to such term in Section 3.1(lll).

“Katten” means Katten Muchin Rosenman LLP, with offices located at 525 W. Monroe Street, Chicago, Illinois 60661.

“liens” means a lien, charge, pledge, security interest, encumbrance, right of first refusal, preemptive right or other restriction.

“Lock-Up Agreements” means the lock-up agreements that are delivered on the date hereof by each of the Company’s executive officers and directors, substantially in the form of Exhibit A attached hereto.

“Material Adverse Effect” means (i) a material adverse effect on the legality, validity or enforceability of any Transaction Document, (ii) a material adverse effect on the results of operations, assets, business, prospects or condition (financial or otherwise) of the Company and the Subsidiaries, taken as a whole or (iii) a material adverse effect on the Company’s ability to perform in any material respect on a timely basis its obligations under any Transaction Document.

“Money Laundering Laws” shall have the meaning ascribed to such term in Section 3.1(vv).

“Nasdaq” shall have the meaning ascribed thereto in Section 3.1(s).

“NI 44-101” means National Instrument 44-101 - Short Form Prospectus Distributions.

“NI 44-102” means National Instrument 44-102 - Shelf Distributions.

“NI 51-102” shall have the meaning ascribed thereto in Section 3.1(a).

“OFAC” shall have the meaning ascribed to such term in Section 3.1(ww).

“Offering” shall have the meaning ascribed to such term in Section 2.1(c).

“Option Closing Date” shall have the meaning ascribed to such term in Section 2.2(c).

“Option Shares” shall have the meaning ascribed to such term in Section 2.2(a).

“Over-Allotment Option” shall have the meaning ascribed to such term in Section 2.2(a).

“Permitted Free Writing Prospectus” shall have the meaning ascribed to such term in Section 4.2(d).

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Proceeding” means an action, claim, suit, investigation or proceeding (including, without limitation, an informal investigation or partial proceeding, such as a deposition), whether commenced or threatened.

“Prospectuses” means, collectively, the U.S. Prospectus and the U.S. Prospectus Supplement.

“Public Shares” means, collectively, the Closing Shares and, if any, the Option Shares.

“Receipt” means the receipt issued by the Reviewing Authority under National Policy 11-202 - Process for Prospectus Reviews in Multiple Jurisdictions for the Canadian Base Prospectus, which receipt is deemed to also be a receipt of the other Canadian Qualifying Authorities.

“Registration Statement” means the effective registration statement filed with the SEC on Form F-10, as amended (File No. 333-263248), including the exhibits thereto, the U.S. Prospectus and the documents incorporated by reference therein.

“Regulatory Authorities” shall have the meaning ascribed to such term in Section 3.1(ff).

“Repayment Event” shall have the meaning ascribed to such term in Section 3.1(r)(ii).

“Representative” shall have the meaning ascribed to such term in the Recitals.

“Reviewing Authority” means the Ontario Securities Commission, the principal regulator of the Company under the passport system procedures provided for under Multilateral Instrument 11-102 - Passport System and National Policy 11-202.

“Sanctioned Country” shall have the meaning ascribed to such term in Section 3.1(ww).

“Sanctions” shall have the meaning ascribed to such term in Section 3.1(ww).

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Selected Dealer” shall have the meaning ascribed to such term in Section 6.1.

“Share Purchase Price” shall have the meaning ascribed to such term in Section 2.1(b).

“Shelf Procedures” means the Canadian Securities laws concerning shelf registrations, including NI 44-101 and NI 44-102.

“SR&ED” shall have the meaning ascribed to such term in Section 3.1(nn).

“Subsidiary” means any subsidiary of the Company and shall, where applicable, also include any direct or indirect subsidiary of the Company formed or acquired after the date hereof.

“Trading Day” means a day on which the principal Trading Market is open for trading.

“Trading Market” means any of the following markets or exchanges on which the Common Shares are listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange, the TSX or the TSX Venture Exchange (or any successors to any of the foregoing).

“Transaction Documents” means this Agreement, the Lock-Up Agreements and any other documents or agreements executed in connection with the transactions contemplated hereunder, and excludes the Engagement Agreement, dated December 12, 2023, by and between the Company and the Representative.

“Transfer Agent” means TSX Trust Company, which is the current transfer agent of the Company, and any successor transfer agent of the Company.

“TSX” shall have the meaning ascribed to such term in Section 3.1(n).

“Underwriter” shall have the meaning ascribed to such term in the Recitals.

“Underwriter Information” shall have the meaning ascribed to such term in Section 3.1(b).

“U.S. Company Counsel” means Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

“U.S. Prospectus” means the base prospectus included in the Registration Statement, together with the U.S. Prospectus Supplement, including the documents and information incorporated by reference therein (except to the extent superseded or modified).

“U.S. Prospectus Supplement” means any preliminary or final supplement to the U.S. Prospectus, including the documents and information incorporated by reference therein (except to the extent superseded or modified), complying with General Instruction II.L of Form F-10 under the Securities Act, that discloses the proposed terms of the Offering and the public offering price and the other terms of the Public Shares, that is filed with the SEC.

“USPTO” shall have the meaning ascribed to such term in Section 3.1(cc).

“Variable Rate Transaction” shall have the meaning ascribed to such term in Section 4.19(b).

ARTICLE II.

PURCHASE AND SALE

2.1           Closing.

(a)             Upon the terms and subject to the conditions set forth herein, the Company agrees to sell in the aggregate 2,666,667 Common Shares, and each Underwriter agrees to purchase, severally and not jointly, at the Closing, the number of Common Shares (the “Closing Shares”) set forth opposite the name of such Underwriter on Schedule I hereto;

(b)             The aggregate purchase price for the Closing Shares to be purchased by each Underwriter shall equal the amount set forth opposite the name of such Underwriter on Schedule I hereto (the “Closing Purchase Price”). The purchase price for one Share shall be $6.975 per Share (the “Share Purchase Price”); and

(c)             On the Closing Date, each Underwriter shall deliver or cause to be delivered to the Company, via wire transfer, immediately available funds equal to such Underwriter’s Closing Purchase Price and the Company shall deliver to, or as directed by, such Underwriter its respective Closing Shares and the Company shall deliver the other items required pursuant to Section 2.3 deliverable at the Closing. Upon satisfaction of the covenants and conditions set forth in Sections 2.3 and 2.4, the Closing shall occur at the offices of Katten or such other location as the Company and Representative shall mutually agree. The Public Shares are to be offered initially to the public at the offering price set forth on the cover page of the U.S. Prospectus Supplement (the “Offering”). The Representative shall deliver the Underwriters’ Closing Purchase Price to the Company in United States Dollars.

2.2           Over-Allotment Option.

(a)             For the purposes of covering any over-allotments in connection with the distribution and sale of the Closing Shares, the Representative is hereby granted an option (the “Over-Allotment Option”) to purchase, in the aggregate, up to 400,000 Common Shares (the “Option Shares”) at the Share Purchase Price.

(b)             In connection with an exercise of the Over-Allotment Option, the purchase price to be paid for the Option Shares is equal to the product of the Share Purchase Price multiplied by the number of Option Shares to be purchased.

(c)             The Over-Allotment Option granted pursuant to this Section 2.2 may be exercised by the Representative as to all (at any time) or any part (from time to time) of the Option Shares within 30 days after the Execution Date. An Underwriter will not be under any obligation to purchase any Option Shares prior to the exercise of the Over-Allotment Option by the Representative. The Over-Allotment Option granted hereby may be exercised by the giving of oral notice to the Company from the Representative, which must be confirmed in writing by overnight mail or other electronic transmission setting forth the number of Option Shares to be purchased and the date and time for delivery of and payment for the Option Shares (each, an “Option Closing Date”), which will not be later than two (2) full Business Days after the date of the notice or such other time as shall be agreed upon by the Company and the Representative, at the offices of Katten or at such other place (including remotely by other electronic transmission) as shall be agreed upon by the Company and the Representative. If such delivery and payment for the Option Shares does not occur on the Closing Date, each Option Closing Date will be as set forth in the notice. Upon exercise of the Over-Allotment Option, the Company will become obligated to convey to the Underwriters, and, subject to the terms and conditions set forth herein, the Underwriters will become obligated to purchase, the number of Option Shares specified in such notice. The Representative may cancel the Over-Allotment Option at any time prior to the expiration of the Over-Allotment Option by written notice to the Company.

2.3             Deliveries. The Company shall deliver or cause to be delivered to each Underwriter (if applicable) the following:

(a)             At the Closing Date, the Closing Shares and, as to each Option Closing Date, if any, the applicable Option Shares, which Common Shares shall be delivered via The Depository Trust Company’s Deposit/Withdrawal at Custodian system for the accounts of the several Underwriters as directed by the Representative;

(b)             At the Closing Date, a legal opinion of each of the Canadian Company Counsel and the U.S. Company Counsel addressed to the Underwriters, including, without limitation, a negative assurance letter, each in form and substance reasonably satisfactory to the Representative and as to each Option Closing Date, if any, a bring-down opinion from each of the Canadian Company Counsel and the U.S. Company Counsel, each in form and substance reasonably satisfactory to the Representative, including, without limitation, a negative assurance letter, addressed to the Underwriters and in form and substance reasonably satisfactory to the Representative;

(c)             Contemporaneously herewith, a cold comfort letter, addressed to the Underwriters and in form and substance reasonably satisfactory to the Representative from the Company Auditor dated, respectively, as of the date of this Agreement and a bring-down letter dated as of the Closing Date and each Option Closing Date, if any;

(d)             On the Closing Date and on each Option Closing Date, if any, the duly executed and delivered Chief Financial Officer’s Certificate addressed to the Underwriters, in form and substance reasonably satisfactory to the Representative;

(e)             On the Closing Date and on each Option Closing Date, if any, the duly executed and delivered Officer’s Certificate, in form and substance reasonably satisfactory to the Representative;

(f)             On the Closing Date and on each Option Closing Date, if any, the duly executed and delivered Secretary’s Certificate, in form and substance reasonably satisfactory to the Representative;

(g)             At the Closing Date and each Option Closing Date, if any, the duly executed and delivered Intellectual Property Certificate, in form and substance reasonably satisfactory to the Representative; and

(h)             Contemporaneously herewith, the duly executed and delivered Lock-Up Agreements.

2.4           Closing Conditions. The respective obligations of each Underwriter hereunder in connection with the Closing and on each Option Closing Date, if any, are subject to the following conditions being met:

(a)             the accuracy in all material respects when made and on the Closing Date and the Option Closing Date, as the case may be, (other than representations and warranties of the Company already qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects) of the representations and warranties of the Company contained herein (unless as of a specific date therein, in which case they shall be accurate in all material respects as of such date);

(b)             all obligations, covenants and agreements of the Company required to be performed at or prior to the date in question shall have been performed;

(c)             the delivery by the Company of the items set forth in Section 2.3 of this Agreement;

(d)             the Registration Statement shall be effective on the date of this Agreement and at each of the Closing Date and each Option Closing Date, if any, no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been instituted or shall be pending or contemplated by the SEC or any Canadian Qualifying Authority and any request on the part of any Commission for additional information shall have been complied with to the reasonable satisfaction of the Representative;

(e)             [Reserved.]

(f)             the filing by the Company of a notification of listing of additional shares with Nasdaq for the listing of the Public Shares thereon; and

(g)             prior to and on each of the Closing Date and each Option Closing Date, if any: (i) there shall have been no Material Adverse Effective with respect to the Company since the date hereof; (ii) no action suit or proceeding, at law or in equity, shall have been pending or, to the knowledge of the Company, threatened against the Company or any Affiliate of the Company before or by any court or federal, provincial or state commission, board or other administrative agency wherein an unfavorable decision, ruling or finding would be reasonably likely to materially adversely affect the business, operations, prospects or financial condition or income of the Company, except as set forth in the Registration Statement, the General Disclosure Package and the Prospectuses; (iii) no stop order applicable to the Registration Statement shall have been issued under the Securities Act and no proceedings therefor shall have been initiated or threatened by the SEC; and (iv) the Registration Statement, the General Disclosure Package and the Prospectuses and any amendments or supplements thereto shall contain all material statements which are required to be stated therein in accordance with the Securities Act and the rules and regulations thereunder and shall conform in all material respects to the requirements of the Securities Act and the rules and regulations thereunder, and neither the Registration Statement, the General Disclosure Package and the Prospectuses nor any amendment or supplement thereto shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES

3.1          Representations and Warranties of the Company. The Company represents and warrants to the Underwriters as of the Execution Date, as of the Closing Date and as of each Option Closing Date, if any, as follows:

(a)             Registration Statement and Prospectus. The Company is qualified in accordance with the provisions of NI 44-101 and NI 44-102 to file a short form base shelf prospectus in each of the Canadian Qualifying Jurisdictions, and the entering into of this Agreement will not cause the Receipt to no longer be effective. The Registration Statement has become effective pursuant to Rule 467(b) under the Securities Act; no stop order suspending the effectiveness of the Registration Statement is in effect, and no proceedings for such purpose are pending before or, to the Company’s knowledge, threatened by the SEC, and the Receipt has been obtained from the Reviewing Authority in respect of the Canadian Base Prospectus. The Canadian Base Prospectus, at the time of filing thereof, complied, and the Canadian Prospectus Supplement and any amendment or supplement thereto, at the time of filing thereof, will comply, in all material respects with the applicable requirements of Canadian Securities Laws; the Canadian Base Prospectus, at the time of filing thereof, did not, and the Canadian Prospectus Supplement as of the date of the Canadian Prospectus Supplement and any amendment or supplement thereto, will not, include any untrue statement of a material fact or omit to state a material fact that is required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; and the Canadian Base Prospectus, at the time of filing thereof, constituted, and the Canadian Prospectus Supplement and any amendment or supplement thereto, at the time of filing thereof, will constitute, full, true and plain disclosure of all material facts relating to the Public Shares. All forward-looking information (as defined in National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”)) and statements of the Company contained in the Registration Statement and the Prospectuses and the assumptions underlying such information and statements, subject to any qualifications contained therein, including any forecasts and estimates, expressions of opinion, intention and expectation, as at the time they were or will be made, were or will be made on reasonable grounds after due and proper consideration and were or will be truly and honestly held and fairly based.

(b)             Accurate Disclosure. (i) Each document, if any, filed, furnished, or delivered, or to be filed, furnished, or delivered, pursuant to (A) Canadian Securities Laws and incorporated by reference in the Canadian Prospectus complied or will comply when so filed in all material respects with Canadian Securities Laws and (B) the Exchange Act and incorporated by reference in the Registration Statement or the Prospectuses complied or will comply when so filed in all material respects with the Exchange Act and the applicable rules and regulations of the Commission thereunder, (ii) each part of the Registration Statement, when such part became effective, did not contain, and each such part, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (iii) the Registration Statement as of the date hereof does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (iv) the Registration Statement and the most recent preliminary U.S. Prospectus that is distributed to investors prior to the Applicable Time, the information included in Schedule II hereto, and the applicable Permitted Free Writing Prospectus(es), if any, all taken together (collectively, the “General Disclosure Package”) will comply, in all material respects with the Securities Act and the applicable rules and regulations of the SEC thereunder, (v) the General Disclosure Package does not and at the time of each sale of the Public Shares in connection with the Offering when the Prospectuses are not yet available to prospective purchaser, the General Disclosure Package, as then amended or supplemented by the Company, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (vi) each broadly available road show, if any, when considered together with the General Disclosure Package, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and (vii) the U.S. Prospectus does not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. All statistical or market-related data included in the Registration Statement, the Prospectuses and the General Disclosure Package comply, are based on or derived from sources that the Company believes to be reliable and accurate in all material respects, and the Company has obtained the written consent to the use of such data from such sources to the extent required. The Form F-X conforms with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. The representations and warranties in this subsection shall not apply to statements in or omissions from the Registration Statement (or any amendment thereto), the General Disclosure Package or the Prospectus (or any amendment or supplement thereto, including any prospectus wrapper) made in reliance upon and in conformity with written information furnished to the Company by any Underwriter through the Representatives expressly for use therein. For purposes of this Agreement, the only information so furnished shall be the information that appears under the heading “Price Stabilization and Passive Market-Making” in the Plan of Distribution section of the Prospectus (collectively, the “Underwriter Information”).

(c)            Issuer Free Writing Prospectus. No Permitted Free Writing Prospectus conflicts or will conflict with the information contained in the Registration Statement, the Prospectuses or the General Disclosure Package, or any preliminary or other prospectus deemed to be a part thereof that has not been superseded or modified.

(d)            Company Not Ineligible Issuer. At the time of filing the Registration Statement and any post-effective amendment thereto, at the earliest time thereafter that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) of the Securities Act) of the Public Shares and at the date hereof, the Company was not and is not an “ineligible issuer,” as defined in Rule 405 under the Securities Act, without taking account of any determination by the Commission pursuant to Rule 405 under the Securities Act that it is not necessary that the Company be considered an ineligible issuer.

(e)            Emerging Growth Company Status. The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act.

(f)            Independent Accountants. The accountants who certified the financial statements and supporting schedules included or incorporated by reference in the Registration Statement, Prospectuses and the General Disclosure Package are (i) independent public accountants as required by the Securities Act and the Public Company Accounting Oversight Board, and (ii) independent with respect to the Company as required by applicable Canadian professional standards; and in the period of three years prior to the date hereof, there has not been any reportable event (within the meaning of NI 51-102) between the Company and such accountants.

(g)            Audit Committee. The Company has a validly appointed audit committee whose composition and responsibilities satisfy the requirements of Section 10A of, and Rule 10A-3 under, the Exchange Act and National Instrument 52-110 Audit Committees.

(h)            Financial Statements. The financial statements included or incorporated by reference in the Registration Statement, the Prospectuses and the General Disclosure Package, together with the related schedules and notes, present fairly, in all material respects, the financial position of the Company and its consolidated subsidiaries at the dates indicated and the statement of operations, shareholders’ equity and cash flows of the Company and its consolidated subsidiaries for the periods specified; said financial statements have been prepared in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”) applied on a consistent basis throughout the periods involved. Except as included or incorporated by reference therein, no historical or pro forma financial statements or supporting schedules are required to be included or incorporated by reference in the Registration Statement, the Prospectuses or the General Disclosure Package under the Securities Act or Canadian Securities Laws. There has been no change in accounting policies or practices of the Company since January 1, 2023 except as disclosed in the financial statements included or incorporated by reference in the Registration Statement, the Prospectuses and the General Disclosure Package. No other financial statements, schedules or reconciliations of “non-IFRS financial measures” of the Company are required by applicable securities laws to be included in the Registration Statement, the Prospectuses and the General Disclosure Package.

(i)            Material Liabilities. Except as set out in the financial statements included or incorporated by reference in the Registration Statement, the Prospectuses and the General Disclosure Package or as incurred in the ordinary course of business since September 30, 2023 and as would not individually or in the aggregate have a Material Adverse Effect, the Company does not have any outstanding Indebtedness or any liabilities or obligations including any unfunded obligation under any Employee Plan, whether accrued, absolute, contingent or otherwise as of the date of the applicable financial statements.

(j)            Sarbanes-Oxley Act of 2002. The Company is, and, after giving effect to the Offering, will be, in compliance in all material respects with all applicable effective provisions of the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder.

(k)            No Material Adverse Change in Business. Except as otherwise stated therein in the Registration Statement, the Prospectuses or the General Disclosure Package, since September 30, 2023, (A) there has been no Material Adverse Effect, whether actual, anticipated, contemplated, or to the knowledge of the Company, threatened or proposed, (B) there have been no transactions entered into by the Company or its Subsidiaries, other than those in the ordinary course of business, which are material with respect to the Company and its Subsidiaries considered as one enterprise, (C) there has been no dividend or distribution of any kind declared, paid or made by the Company on any class of its securities, and (D) neither Company nor any of its Subsidiaries has incurred any obligation or liability, direct or indirect, contingent or otherwise, except in the ordinary course of business and which is not, and which in the aggregate are not, material.

(l)            Good Standing of the Company. The Company has been duly organized and is validly existing as a corporation in good standing under the laws of the Province of Ontario and has corporate power, capacity and authority to own, lease and operate its properties and to conduct its business as described in the Registration Statement, the Prospectuses and the General Disclosure Package and to enter into and perform its obligations under this Agreement; and the Company is duly qualified as a foreign corporation to transact business and is in good standing in each other jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business. Neither the Company nor, to the knowledge of the Company, any other person, has taken any steps or proceedings, voluntary or otherwise, requiring or authorizing the Company’s dissolution or winding up.

(m)             Subsidiaries. The Company does not own, directly or indirectly, any shares of stock or any other equity or long-term debt securities of any corporation or have any equity interest in any corporation, firm, partnership, joint venture, association or other entity, other than those identified in the Registration Statement and the Prospectuses. Each Subsidiary of the Company has been duly incorporated, is validly existing and in good standing under the laws of the jurisdiction of its formation, has the corporate or other similar power and capacity to own its property and to conduct its business as described in the Registration Statement, the Prospectuses and the General Disclosure Package and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification. The Company is the direct or indirect registered and beneficial owner of all of the issued and outstanding shares and other voting securities of each of its Subsidiaries, free and clear of all encumbrances, liens, mortgages, hypothecations, security interests, charges or adverse interests whatsoever. None of the Company’s Subsidiaries nor, to the knowledge of the Company, any other person, has taken any steps or proceedings, voluntary or otherwise, requiring or authorizing such Subsidiaries’ dissolution or winding up. Except as disclosed in the Registration Statement, the Prospectuses and the General Disclosure Package, no Subsidiary of the Company is prohibited or restricted, directly or indirectly, from paying dividends to the Company, or from making any other distribution with respect to such Subsidiary’s equity securities or from repaying to the Company or any other Subsidiary of the Company any amounts that may from time to time become due under any loans or advances to such Subsidiary from the Company or from transferring any property or assets to the Company or to any other Subsidiary.

(n)            Capitalization. The authorized, issued and outstanding share capital of the Company is as set forth in the Registration Statement, the Prospectuses and the General Disclosure Package as of September 30, 2023 (except for subsequent issuances, if any, (A) pursuant to this Agreement, (B) pursuant to reservations, agreements or employee benefit plans referred to in the Registration Statement, the Prospectuses and the General Disclosure Package or (C) pursuant to the exercise of convertible securities or options or the vesting of restricted stock units or deferred stock units referred to in the Registration Statement, the Prospectuses and the General Disclosure Package). The outstanding shares in the capital of the Company have been duly authorized and validly issued and are fully paid and non-assessable. None of the outstanding shares in the capital of the Company were issued in violation of the pre-emptive or other similar rights of any securityholder of the Company or other person. No person, firm, corporation or entity has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase from the Company or any of its Subsidiaries of any of the shares or other securities of the Company or any such Subsidiary, or to require the Company or any of its Subsidiaries to purchase, redeem or otherwise acquire any of the outstanding securities in the share capital of the Company or any of its Subsidiaries. To the knowledge of the Company, no agreement is in force or effect which in any manner affects the voting or control of any of the securities of the Company or any of its Subsidiaries. The form and terms of the certificate representing the Common Shares have been approved and adopted by the board of directors of the Company and the form and terms of the certificate representing the Common Shares do not and will not conflict with any applicable laws or the rules and by-laws of Nasdaq and the Toronto Stock Exchange (the “TSX”).

(o)            Authorization of Agreement. This Agreement has been duly authorized, executed and delivered by the Company.

(p)            Authorization and Description of Securities. The Public Shares to be purchased by the Underwriters from the Company have been duly authorized for issuance and sale to the Underwriters pursuant to this Agreement and, when issued and delivered by the Company pursuant to this Agreement against payment of the consideration set forth herein, will be validly issued and fully paid and non-assessable; and the issuance of the Public Shares is not subject to the pre-emptive or other similar rights of any securityholder of the Company or other person, other than as disclosed to the Underwriters and in respect of which enforceable waivers have been received by the Company. The Common Shares conform, in all material respects, to all statements relating thereto contained in the Registration Statement, the Prospectuses and the General Disclosure Package and such description conforms to the rights set forth in the instruments defining the same.

(q)            Registration Rights. There are no persons with registration rights or other similar rights to have any securities registered for sale pursuant to the Registration Statement or otherwise registered for sale or sold by the Company in the manner set forth in the Prospectuses.

(r)            Absence of Violations, Defaults and Conflicts.

(i)            Neither the Company nor its Subsidiaries is (A) in violation of its charter, by-laws or similar organizational document, (B) in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or other agreement or instrument to which the Company or its Subsidiaries is a party or by which either of them may be bound or to which any of the properties or assets of the Company or any Subsidiary is subject (collectively, “Agreements and Instruments”), or (C) in violation of any law, statute, rule, regulation, judgment, order, writ or decree of any arbitrator, court, governmental body, regulatory body, administrative agency or other authority, body or agency having jurisdiction over the Company or its Subsidiaries or any of their respective properties, assets or operations (each, a “Governmental Entity”), except, in the case of (B) or (C), for such default or violations that would not, singly or in the aggregate, result in a Material Adverse Effect.

(ii)           The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein and in the Registration Statement, the Prospectuses and the General Disclosure Package (including the issuance and sale of the Public Shares) have been duly authorized by all necessary corporate action and do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Repayment Event (as defined below) under, or result in the creation or imposition of any lien, security interest, charge or encumbrance upon any properties or assets of the Company or its Subsidiaries pursuant to, the Agreements and Instruments (except for such conflicts, breaches, defaults or Repayment Events or liens, security interests, charges or encumbrances that would not, singly or in the aggregate, result in a Material Adverse Effect), nor will such action result in any violation of the provisions of the charter, by-laws or similar organizational document of the Company or its Subsidiaries or any law, statute, rule, regulation, judgment, order, writ or decree of any Governmental Entity. As used herein, a “Repayment Event” means any event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or its Subsidiaries.

(s)            Listing. The Common Shares are listed on the Nasdaq Capital Market (“Nasdaq”), and the Company will notify Nasdaq regarding the issuance of the Public Shares in accordance with Nasdaq rules; and the Company has applied to list the Public Shares on the TSX, subject to satisfaction of the customary conditions of listing approval.

(t)            Absence of Labor Dispute. No labor dispute with the employees of the Company or its Subsidiaries exists or, to the knowledge of the Company, is imminent, which would result in a Material Adverse Effect. Neither the Company nor any of its Subsidiaries is a party to or bound by any collective agreement and is not currently conducting negotiations with any labor union or employee association. The Company and each of its Subsidiaries are in compliance in all material respects with all laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages and have not and are not engaged in any unfair labor practice.

(u)            Benefit Plans. Except as disclosed in the Registration Statement, the Prospectuses and the General Disclosure Package, neither the Company nor its Subsidiaries have agreements, plans or practices relating to the payment of any management, consulting, service or other fees or any bonuses, pensions, share of profits or retirement allowance, insurance, health or other employee benefits or any plan for retirement, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to, or required to be contributed to, by the Company or any of its Subsidiaries for the benefit of any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries (“Employee Plans”). The Company has made available to the Underwriters true and complete copies of documents, contracts and arrangements relating to the Employee Plans. The Employee Plans have been established, operated in the ordinary course and administered in all material respects in accordance with their terms and applicable laws.

(v)            ERISA Compliance. Any “Employee Benefit Plan” (as defined under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) established or maintained by the Company and its Subsidiaries is in compliance in all material respects with ERISA. No material “reportable event” (as defined under ERISA) has occurred or is reasonably expected to occur with respect to any Employee Benefit Plan established or maintained by the Company, any of its Subsidiaries or any member of any group of organizations described in Section 414(b), (c), (m) or (o) of the Internal Revenue Code of 1986, as amended, and the regulations and published interpretations thereunder (the “Code”) of which the Company or such Subsidiary is a member (an “ERISA Affiliate”). No Employee Benefit Plan established or maintained by the Company, its Subsidiaries or any of their ERISA Affiliates, if such Employee Benefit Plan were terminated, would have any material “amount of unfunded benefit liabilities” (as defined under ERISA). Neither the Company, any of its Subsidiaries nor any of their ERISA Affiliates has incurred or reasonably expects to incur any material liability under (i) Title IV of ERISA with respect to termination of, or withdrawal from, any Employee Benefit Plan or (ii) Section 412, 4971 or 4975 of the Code. Each Employee Benefit Plan established or maintained by the Company and its Subsidiaries that is intended to be qualified under Section 401(a) of the Code is so qualified, and nothing has occurred, whether by action or failure to act, which would reasonably be expected to cause the loss of such qualification.

(w)            Absence of Proceedings. There is no action, suit, proceeding, inquiry or investigation before or brought by any Governmental Entity (including, without limitation, any action, suit proceeding, inquiry or investigation before or brought by the U.S. Food and Drug Administration (the “FDA”)) now pending or, to the knowledge of the Company, threatened, against or affecting the Company or its Subsidiaries, which would reasonably be expected to result in a Material Adverse Effect; and the aggregate of all pending legal or governmental proceedings to which the Company or any such Subsidiaries is a party or of which any of their respective properties or assets is the subject which are not described in the Registration Statement, the Prospectuses and the General Disclosure Package, including ordinary routine litigation incidental to the business, would not reasonably be expected to result in a Material Adverse Effect.

(x)            Accuracy of Exhibits. There are no contracts or documents which are required to be described in the Registration Statement, the Prospectuses or the General Disclosure Package or to be filed as exhibits to the Registration Statement which (a) have not been so described and filed as required or (b) in the case of exhibits to the Registration Statement, will be so filed prior to the Closing Date.

(y)            Absence of Further Requirements. No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any Governmental Entity is necessary or required for the performance by the Company of its obligations hereunder, in connection with the offering, issuance or sale of the Public Shares hereunder or the consummation of the transactions contemplated by this Agreement, except such as have been already obtained or as may be required under the Securities Act, the Canadian Securities Laws, the rules of Nasdaq or the TSX, state securities laws or the rules of FINRA.

(z)            FINRA Matters. The Company meets the requirements for the exemption from FINRA filing requirements that is available to registrants meeting the eligibility requirements for use of Form F-10 under the Securities Act specified in FINRA Rule 5110(h)(1)(C).

(aa)          Possession of Licenses and Permits. The Company and its Subsidiaries possess such permits, licenses, approvals, consents and other authorizations (collectively, “Governmental Licenses”) issued by the appropriate Governmental Entities that are material to the conduct of the business now operated by them. The Company and its Subsidiaries are in compliance with the terms and conditions of all Governmental Licenses and neither the Company nor any of its Subsidiaries is in breach thereof or in default with respect to filings to be effected or conditions to be fulfilled in order to maintain such Governmental Licenses in good standing, except where the failure so to comply would not, singly or in the aggregate, result in a Material Adverse Effect. All of the Governmental Licenses are valid and in full force and effect. Neither the Company nor its Subsidiaries has received any notice of proceedings relating to the revocation or modification of any Governmental Licenses.

(bb)          Title to Property. The Company and its Subsidiaries have good and marketable title to all real property owned by them and good title to all other properties owned by them, in each case, free and clear of all mortgages, pledges, liens, security interests, claims, restrictions or encumbrances of any kind except such as (A) are described in the Registration Statement, the Prospectuses and the General Disclosure Package or (B) do not, singly or in the aggregate, materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company or its Subsidiaries; and all of the leases and subleases material to the business of the Company and its Subsidiaries, considered as one enterprise, and under which the Company or its Subsidiaries holds properties described in the Registration Statement, the Prospectuses or the General Disclosure Package, are in full force and effect, and neither the Company nor any such Subsidiaries has any notice of any material claim of any sort that has been asserted by anyone adverse to the rights of the Company or any Subsidiary under any of the leases or subleases mentioned above, or affecting or questioning the rights of the Company or such Subsidiary to the continued possession of the leased or subleased premises under any such lease or sublease.

(cc)          Title to Intellectual Property. The Company and its Subsidiaries own or have valid, binding and enforceable licenses or other rights under the patents, inventions, copyrights, trade secrets, know-how, other proprietary rights in information, systems, devices, procedures, software, data, and databases, trademarks, service marks, trade names, and applications to any of the foregoing, and licenses to any of the foregoing, and other intellectual property described in the Registration Statement, the Prospectuses and the General Disclosure Package, and any other such intellectual property which, is necessary for, or used in the conduct, or the proposed conduct, of the business of the Company and its Subsidiaries in the manner described in the Registration Statement, the Prospectuses and the General Disclosure Package (collectively, the “Intellectual Property”); the patents, trademarks, and copyrights, if any, included within the Intellectual Property are valid, enforceable, and subsisting, all applications for any of the foregoing are subsisting and in good standing, there are no actions, suits, proceedings or claims challenging the ownership, validity or enforceability of any of the foregoing, and the Company is not aware of any facts which would form a reasonable basis for any such actions, suits, proceedings or claims; other than as disclosed in the Registration Statement, the Prospectuses and the General Disclosure Package, (A) the Company is not obligated to pay a material license fee, milestone fee, or royalty, grant a license or covenant not to sue, or provide other material consideration to any third party in connection with the Intellectual Property, (B) the Company has not received any notice of any claim of infringement, misappropriation or conflict with any intellectual property rights of others with respect to any of the Company’s systems, devices, software, processes or Intellectual Property, (C) to the knowledge of the Company, neither the sale nor use of any of the discoveries, inventions, systems, devices, software, or processes of the Company referred to in the Registration Statement, the Prospectuses or the General Disclosure Package do or will, infringe, misappropriate or violate any intellectual property rights of any third party, and (D) no third party has any ownership or other right in or to any Intellectual Property that is owned by the Company or any of its Subsidiaries (“Company Owned IP”), other than non-exclusive licenses to the Company’s software granted in the ordinary course of business and any co-owner of any patent constituting Intellectual Property who is listed on the records of the U.S. Patent and Trademark Office (the “USPTO”) and any co-owner of any patent application constituting Intellectual Property who is named in such patent application, except as disclosed in the Registration Statement, the Prospectuses and the General Disclosure Package, all Company Owned IP is free and clear of all liens, security interests or encumbrances, and, to the knowledge of the Company, no third party has any rights in or to any Intellectual Property in any field of use that is exclusively licensed to the Company, other than the ownership rights of any licensor (without any reservation of rights to practice the Intellectual Property in such field of use) to the Company of such Intellectual Property. The Company and its Subsidiaries have taken all reasonable steps to protect, maintain and safeguard the Intellectual Property, including the execution of appropriate nondisclosure, confidentiality agreements and invention assignments with their employees, consultants or independent contractors, and no employee, consultant, or independent contractor of the Company is in or has been in violation of any term of any employment contract, patent disclosure agreement, invention assignment agreement, non-competition agreement, non-solicitation agreement, nondisclosure agreement, or any restrictive covenant to or with a former employer where the basis of such violation relates to such employee’s employment with the Company or any of its Subsidiaries.

(dd)          License Agreements. The Company and its Subsidiaries have complied with the terms of each agreement pursuant to which Intellectual Property has been licensed to the Company or any Subsidiary, and all such agreements are in full force and effect. To the extent that (i) any of the Intellectual Property that is owned by or exclusively licensed to the Company or any of its Subsidiaries is licensed or (ii) any of the Intellectual Property that is owned by or exclusively licensed to the Company or any of its Subsidiaries, and that is treated by the Company or any of its Subsidiaries as confidential, is disclosed, in either case, to any other person by the Company or any of its Subsidiaries, the Company or any of its Subsidiaries, as applicable, has entered into a valid and subsisting written agreement with any such person which contains terms and conditions prohibiting the unauthorized use, disclosure or transfer of such Intellectual Property by such person. Other than such agreements that have expired in accordance with their respective terms, all such agreements are in full force and effect and, to the knowledge of the Company, none of the Company, any of its Subsidiaries or, any other person, is in material default or material breach of its obligations thereunder.

(ee)          Patents and Patent Applications. All patents and patent applications owned by or licensed to the Company or any of its Subsidiaries or under which the Company or any of its Subsidiaries has rights and which are necessary and material in the conduct, or proposed conduct, of the business of the Company and its Subsidiaries in the manner described in the Registration Statement, the Prospectuses and the General Disclosure Package have been duly and properly filed and maintained; to the knowledge of the Company, the parties prosecuting such applications have complied with their duty of candor and disclosure to the USPTO in connection with such applications; and the Company is not aware of any facts required to be disclosed to the USPTO that were not disclosed to the USPTO and which would preclude the grant of a patent in connection with any such application or would reasonably be expected to form the basis of a finding of invalidity or unenforceability with respect to any patents that have issued with respect to such applications. The products and product candidates described in the Registration Statement, the Prospectuses and the General Disclosure Package fall within the scope of the claims of one or more patents or patent applications owned by, or exclusively licensed to, the Company or any of its Subsidiaries. All inventors of patents and patent applications owned by the Company or any of its Subsidiaries have assigned his or her ownership rights in such patents and patent applications to the Company or any of its Subsidiaries and all such assignments have been recorded with the applicable patent office.

(ff)          FDA and Other Legal Compliance. The Company has received clearance from the FDA to market TULSA-PRO in the United States for ablation of prostate tissue (the “FDA TULSA-PRO Clearance”), and the Company has received a humanitarian device exemption from the FDA authorizing the marketing of Sonalleve in the United States for treatment of osteoid osteoma in the extremities (together with the FDA TULSA-PRO Clearance, the “FDA Clearances”). The Company and its Subsidiaries are and at all times have been in material compliance with all statutes, rules or regulations of Regulatory Authorities applicable to the testing, development, manufacture, packaging, processing, distribution, marketing, labeling, promotion, sale, offer for sale, storage, import, or export of any medical device product under development, manufactured or distributed by the Company and its Subsidiaries (“Applicable Device Laws”). The Company and its Subsidiaries possess all required licenses, certificates, approvals, clearances, exemptions, authorizations, permits and any supplements or amendments thereto required by any Applicable Device Law (together with the FDA Clearances, “Authorizations”), except where the failure to possess such Authorizations would not, singly or in the aggregate, result in a Material Adverse Effect, and such Authorizations are valid and in full force and effect. The Company and its Subsidiaries have not received any FDA Form 483, notice of adverse finding, warning letter, untitled letter, or other correspondence or notice of any claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action by the FDA, Health Canada, or any other Governmental Entity regulating or otherwise exercising authority with respect to the development, testing, clinical investigation, manufacture, commercial distribution, sale, import, export or marketing of medical products (collectively, “Regulatory Authorities”) alleging or asserting material noncompliance with any Applicable Devices Laws or the terms or conditions of any Authorizations. The Company and its Subsidiaries have not received notice that any Regulatory Authority has taken, is taking or intends to take action to materially limit, suspend, modify or revoke any material Authorizations. The Company and its Subsidiaries have filed, obtained, maintained or submitted all reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any Applicable Device Laws or Authorizations, except where the failure to do so would not, singly or in the aggregate, result in a Material Adverse Effect, and all such reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments were materially complete and correct on the date filed (or were corrected or supplemented by a subsequent submission). To the knowledge of the Company, there is no materially false or misleading information or material omission in any submission made by or on behalf of the Company or any of its Subsidiaries to any Regulatory Authority.

(gg)          Government Health Care Programs. To the Company and its Subsidiaries’ knowledge, no persons who have engaged in any activity that is in violation of, or have been convicted of, charged with, or investigated for, a felony or a criminal offense under any applicable laws, who are excluded, suspended, debarred, prohibited from providing services under, or otherwise ineligible to participate in any Government Health Care Program (as defined below), who have been notified that they are or may be subject to potential exclusion, debarment or other prohibition from participating in any Government Health Care Program, or who have committed any act or have engaged in any activity that is permissive or mandatory grounds for exclusion, debarment, suspension, or other ineligibility to so participate, are either employed by, under contract with, or agents of the Company or any of its Subsidiaries or provide items or services on behalf of the Company or any of its Subsidiaries. “Government Health Care Program” means any federal, provincial, state or other publicly funded healthcare insurance or reimbursement program, including but not limited to a federal healthcare program as defined in Section 1128B(f) of the United States Federal Social Security Act and includes the United States Medicare, Medicaid and TRICARE programs.

(hh)          Privacy Laws. Neither the Company nor any of its Subsidiaries has unlawfully disclosed the protected health information of any person, nor committed any other breach of applicable laws concerning the privacy and/or security of personal health information; nor, to the knowledge of the Company, is there any investigation of the Company or any of its Subsidiaries by any Governmental Entity for a violation of applicable laws concerning the privacy and/or security of personal health information. Neither the Company nor any of its Subsidiaries has notified, either voluntarily or as required by applicable laws, any affected individual, any Governmental Entity or the media of any breach of protected health information. To the knowledge of the Company, neither the Company nor any of its Subsidiaries has suffered any unauthorized acquisition, access, use or disclosure of any personal information that, individually or in the aggregate, materially compromises the security or privacy of such personal information.

(ii)          Facilities. The Company and its Subsidiaries’ facilities and manufacturing and product research and development activities are and have been in compliance in all material respects with Applicable Device Laws, including current good manufacturing practice and quality systems requirements of applicable Regulatory Authorities.

(jj)          Suppliers and Customers. No material supplier or customer of the Company has cancelled, materially modified, threatened to materially modify or, to the knowledge of the Company, intends to materially modify its relationship with or supplies to the Company, except any such cancellation, modification, or threatened modification which would not, individually or in the aggregate, have a Material Adverse Effect.

(kk)          Environmental Laws. Except as such would not, singly or in the aggregate, result in a Material Adverse Effect, (A) neither the Company nor its Subsidiaries is in violation of any federal, state, local or foreign statute, law, rule, regulation, ordinance, code, policy or rule of common law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products, asbestos-containing materials or mold that are applicable to their businesses (collectively, “Hazardous Materials”) or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, “Environmental Laws”), (B) the Company and its Subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements, (C) there are no pending or, to the knowledge of the Company threatened, administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or its Subsidiaries and (D) there are no events or circumstances that would reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or Governmental Entity, against or affecting the Company or its Subsidiaries relating to Hazardous Materials or any Environmental Laws.

(ll)          Accounting Controls. The Company and its Subsidiaries maintain effective internal control over financial reporting (as defined under Rule 13-a15 and Rule 15d-15 under the Exchange Act) and have established and maintain “disclosure controls and procedures” and “internal control over financial reporting” within the meaning of such terms under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings and are in compliance with the certification requirements thereof with respect to the Company’s annual and interim filings with the Canadian Qualifying Authorities. The Company maintains a system of internal accounting controls sufficient to provide reasonable assurances that (A) transactions are executed in accordance with management’s general or specific authorization; (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets; (C) access to assets is permitted only in accordance with management’s general or specific authorization; and (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Except as disclosed in the Registration Statement, the Prospectus and the General Disclosure Package, since the end of the Company’s most recent audited fiscal year, there has been (1) no material weakness in the Company’s internal control over financial reporting (whether or not remediated) and (2) no change in the Company’s internal control over financial reporting that has materially adversely affected, or is reasonably likely to materially adversely affect, the Company’s internal control over financial reporting. The Company is not aware of (x) any significant deficiency in the design or operation of its internal control over financial reporting which is reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial data or any material weaknesses in its internal controls, except as disclosed in the Registration Statement, the Prospectuses and the General Disclosure Package, since the end of the Company’s most recent audited fiscal year; or (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls.

(mm)          Tests and Preclinical and Clinical Trials. The tests, preclinical studies and clinical trials conducted by or, to the Company’s knowledge, on behalf of the Company were and, if still ongoing, are being conducted in all material respects in accordance with experimental protocols, procedures and controls pursuant to accepted professional scientific standards and all applicable Authorizations and Applicable Device Laws, including, as applicable, without limitation, the Federal Food, Drug and Cosmetic Act and the rules and regulations promulgated thereunder. The descriptions of the results of such studies, tests and trials contained in the Registration Statement, the Prospectuses and the General Disclosure Package are, to the Company’s knowledge, accurate and complete in all material respects and fairly present the data derived from such studies, tests and trials. The Company is not aware of any studies, tests or trials, the results of which the Company believes reasonably call into question the study, test, or trial results described or referred to in the Registration Statement, the Prospectuses and the General Disclosure Package when viewed in the context in which such results are described and the clinical state of development; and, the Company has not received any notices or correspondence from any Regulatory Authority requiring the termination or suspension of any studies, tests or preclinical or clinical trials conducted by or on behalf of the Company, other than ordinary course communications with respect to modifications in connection with the design and implementation of such trials, copies of which communications have been made available to you.

(nn)          Payment of Taxes. All federal, state, local, provincial and foreign income tax returns of the Company and its Subsidiaries required by law to be filed have been filed (in Canada, the United States and otherwise) and all taxes shown by such returns or otherwise assessed, which are due and payable, have been paid (except for any failure to so pay that would be immaterial), except assessments against which appeals have been or will be promptly taken and as to which adequate reserves have been provided. All tax returns, declarations, remittances and filings required to be filed by the Company and its Subsidiaries have been filed with all appropriate Governmental Entities, all such returns, declarations, remittances and filings are complete and accurate in all material respects and no material fact or facts have been omitted therefrom which would make any of them misleading and no assessment in connection therewith has been made against the Company or any of its Subsidiaries. To the knowledge of the Company, there are no issues or disputes outstanding with any Governmental Entity respecting any taxes that have been paid, or may be payable, by the Company or any of its Subsidiaries. There are no agreements, waivers or other arrangements with any taxation authority providing for an extension of time for any assessment or reassessment of taxes with respect to the Company or any of its Subsidiaries. The Company and its Subsidiaries have each established on their books and records reserves that are adequate for the payment of all taxes not yet due and payable and there are no liens for taxes on the assets and properties of the Company or any of its Subsidiaries (other than liens for taxes that are not yet due and payable or that are being contested in good faith), and, to the knowledge of the Company, there are no audits pending of the tax returns of the Company or any of its Subsidiaries (whether federal, state, provincial, local or foreign) and there are no claims which have been asserted relating to any such tax returns, which audits and claims, if determined adversely, would result in the assertion by any governmental agency of any material deficiency. The Company and its Subsidiaries have paid all sales and use taxes and all taxes that the Company or any such Subsidiary is obligated to withhold from amounts owed to employees, creditors and third parties. All scientific research and experimental development (“SR&ED”) tax incentives applied for by the Company or any of its Subsidiaries are bona fide and the Company has no knowledge that Canada Revenue Agency will disallow, reassess or reduce any SR&ED incentives applied for by or previously granted to the Company or any of its Subsidiaries.

(oo)          Insurance. The Company and its Subsidiaries carry or are entitled to the benefits of insurance, with reputable insurers, in such amounts and covering such risks as is generally maintained by companies of established repute engaged in the same or similar business, and all such insurance is in full force and effect. Neither the Company nor any of its Subsidiaries is in default in any respect with respect to the payment of any premium or compliance with any of the provisions contained in any such insurance policy and has not failed to give any notice or present any claim within the appropriate time therefor. There are no circumstances under which the Company or any of its Subsidiaries would be required to or, in order to maintain its coverage, to give any notice to the insurers under any such insurance policy which has not been given. Neither the Company nor any of its Subsidiaries has received notice from any of the insurers regarding cancellation of such insurance policy or has been denied any insurance coverage which it has sought or for which it has applied.

(pp)          U.S. Real Property Holding Corporation. The Company is not and has never been a U.S. real property holding corporation within the meaning of Section 897 of the Code, and the Company shall so certify upon the Representative’s request.

(qq)          Bank Holding Company Act. Neither the Company nor any of its Subsidiaries or Affiliates is subject to the Bank Holding Company Act of 1956, as amended (the “BHCA”) and to regulation by the Board of Governors of the Federal Reserve System (the “Federal Reserve”). Neither the Company nor any of its Subsidiaries or Affiliates owns or controls, directly or indirectly, five percent (5%) or more of the outstanding shares of any class of voting securities or twenty-five percent (25%) or more of the total equity of a bank or any entity that is subject to the BHCA and to regulation by the Federal Reserve. Neither the Company nor any of its Subsidiaries or Affiliates exercises a controlling influence over the management or policies of a bank or any entity that is subject to the BHCA and to regulation by the Federal Reserve.

(rr)          Investment Company Act. Neither the Company nor any Subsidiary is and, after giving effect to the offering and sale of the Public Shares and the application of the proceeds thereof, or the manner in which such proceeds are temporarily held pending expenditure, neither of them will be registered or required to register as an “investment company” as defined in the Investment Company Act of 1940, as amended.

(ss)          PFIC and CFC. The Company expects not to be a “passive foreign investment company” within the meaning of Section 1297 of the Code for its current taxable year ending December 31, 2023, or for the foreseeable future. The Company is not a “controlled foreign corporation”, as defined in the Code.

(tt)          Absence of Manipulation. Neither the Company nor any affiliate of the Company has taken, nor will the Company or any affiliate take, directly or indirectly, any action which is designed, or would be expected, to cause or result in, or which constitutes, the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Public Shares or to result in a violation of Regulation M under the Exchange Act or Canadian Securities Laws.

(uu)          Foreign Corrupt Practices Act. None of the Company, any of its Subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee, affiliate or other person acting on behalf of the Company or any of its Subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”), the U.K. Bribery Act of 2010, the Corruption of Foreign Public Officials Act (Canada), the Criminal Code (Canada), or any other applicable anti-bribery or anti-corruption laws implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, or committed an offense under any other applicable anti-bribery or anti-corruption laws (the “Anti-Corruption Laws”) including, without limitation, (i) making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the Anti-Corruption Laws, and (ii) made, offered, agreed, requested or taken an act in furtherance of any unlawful bribe or other unlawful benefit, including, without limitation, any rebate, payoff, influence payment, kickback or other unlawful or improper payment or benefit, and the Company has instituted, maintained and enforced, and will continue to maintain and enforce, policies and procedures designed to promote and ensure compliance with all applicable Anti-Corruption Laws.

(vv)          Money Laundering Laws. The operations of the Company and its Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, those of the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), those of Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), and the applicable anti-money laundering statutes of all other jurisdictions to which the Company is subject, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity (collectively, the “Money Laundering Laws”); and no action, suit or proceeding by or before any Governmental Entity involving the Company or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

(ww)          OFAC. None of the Company, any of its Subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee, affiliate or representative of the Company or any of its Subsidiaries is a Person that is, or is more than 50 percent owned in the aggregate by or acting on behalf of one or more Persons that are, currently the subject of any sanctions administered or enforced by the United States Government, including, without limitation, the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), the Global Affairs Canada, the United Nations Security Council, the European Union, His Majesty’s Treasury, or other relevant sanctions authority (collectively, “Sanctions”), nor is the Company or any of its Subsidiaries located, organized or resident in a country or territory that is the subject of Sanctions (each, a “Sanctioned Country”); and the Company will not directly or indirectly use the proceeds of the offering of the Public Shares hereunder, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other person or entity (i) to fund or facilitate any activities of or business with any person that, at the time of such funding or facilitation, is the subject or the target of Sanctions, (ii) to fund or facilitate any activities of or business in any Sanctioned Country or (iii) in any other manner that will result in a violation by any person (including any person participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions. The Company and its Subsidiaries have not knowingly engaged in, are not now knowingly engaged in, and will not engage in, any dealings or transactions with any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any Sanctioned Country.

(xx)          No Transfer Taxes or Other Fees. No stamp or other issuance or transfer taxes or duties, levies, deductions, or charges are payable by, or required to be withheld on behalf of, the Underwriters to Canada or any political subdivision or taxing authority thereof or therein in connection with (1) the execution, delivery or performance of this Agreement or (2) the issuance, sale or delivery of the Public Shares to the Underwriters or the resale of Public Shares by an Underwriter to U.S. residents; assuming that the Underwriters are not otherwise subject to taxation in Canada, no capital gains, income or other taxes are payable by or on behalf of the Underwriters to Canada or any political subdivision or taxing authority thereof or therein in connection with (1) the execution, delivery or performance of this Agreement or (2) the issuance, sale or delivery of the Public Shares to the Underwriters or the resale of Public Shares by an Underwriter to U.S. residents.

(yy)          Foreign Private Issuer. The Company is a “foreign private issuer” as defined in Rule 405 under the Securities Act.

(zz)          Reporting Requirements. The Company is, and will be on the Closing Date and on each Option Closing Date, if any, a reporting issuer in the Canadian Qualifying Jurisdictions and is not on the list of defaulting reporting issuers maintained by any Canadian Qualifying Authority that maintains such a list; the Company is in compliance, in all material respects, with its continuous and timely disclosure obligations under Canadian Securities Laws and under the rules and regulations of Nasdaq and the TSX and has filed all documents required to be filed by it with the Canadian Qualifying Authorities under applicable Canadian Securities Laws; the Company has not filed any confidential material change reports with any of the Canadian Qualifying Authorities that remain confidential at the date hereof; and the Company has filed a current annual information form in the form prescribed by NI 51-102 in each of the Canadian Qualifying Jurisdictions prior to the date of this Agreement.

(aaa)        Related Party Transactions. There are no business relationships or related-party transactions involving the Company, any Subsidiary or any other person required by applicable securities laws to be described in the Registration Statement, the Prospectuses and the General Disclosure Package that have not been described as required. To the Company’s knowledge, none of the directors, officers or employees of the Company, any of its Subsidiaries or any associate or affiliate of any of the foregoing has any interest, direct or indirect, in any transaction with the Company or any of its Subsidiaries that materially affects, is material to or would reasonably be expected to materially affect the Company or any of its Subsidiaries. Except for wages, salaries and other compensation-related payments in the ordinary course, and other than as disclosed in the Registration Statement, the Prospectuses and the General Disclosure Package, neither the Company nor any of its Subsidiaries is indebted to: (i) any director, officer or shareholder of the Company; (ii) any individual related to any of the foregoing by blood, marriage or adoption; or (iii) any corporation controlled, directly or indirectly, by any one or more of those persons referred to in this Section 3(aaa). None of those persons referred to in this Section 3(aaa) is indebted to the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is currently a party to any material contract, agreement or understanding with any officer, director, employee, shareholder or any other person not dealing at arm’s length with the Company or its Subsidiaries other than employment agreements.

(bbb)        Jurisdiction. Neither the Company nor any of its Subsidiaries nor any of its or their properties or assets has any immunity from the jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution or otherwise) under the laws of Canada and the laws of the Province of Ontario. The irrevocable and unconditional waiver and agreement of the Company contained in this Agreement not to plead or claim any such immunity in any legal action, suit or proceeding based on this Agreement is valid and binding under the laws of Canada and the laws of the Province of Ontario. The choice of the law of the State of New York as the governing law of this Agreement is a valid choice of law under the laws of Canada, and the Company is not aware of any basis for avoiding the choice on the grounds of Ontario public policy, as that term is understood under the laws of the Province of Ontario and the laws of Canada applicable therein. The Company has the power to submit, and has legally, validly, effectively and irrevocably submitted, to the personal jurisdiction of each New York State and United States Federal court sitting in The City of New York and has validly and irrevocably waived any objection to the laying of venue of any suit, action or proceeding brought in any such court.

(ccc)        Lending and Other Relationships. The Company (i) does not have any material lending or other relationship with any banking or lending affiliate of any Underwriter and (ii) does not intend to use any of the proceeds from the sale of the Public Shares to repay any outstanding debt owed to any affiliate of any Underwriter.

(ddd)        Rating. The Company has no debt securities or preferred shares that are rated by any “nationally recognized statistical rating organization” (as that term is defined in Section 3(a)(62) of the Exchange Act).

(eee)        Material Transactions. Except to the extent disclosed in the Registration Statement, the Prospectuses and the General Disclosure Package or for discussions or negotiations in the ordinary course of business, the Company is not currently party to any agreement in respect of: (i) the purchase of any material assets and properties or any interest therein or the sale, transfer or other disposition of any material assets and properties or any interest therein currently owned, directly or indirectly, by the Company whether by asset sale, transfer of shares or otherwise; or (ii) the change of control of the Company (whether by sale or transfer of shares or sale of all or substantially all of the assets and properties of the Company or otherwise).

(fff)        Contracts. All material Agreements and Instruments are in full force and effect and are valid and enforceable by and against the Company or its applicable Subsidiary, as the case may be, in accordance with their terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally, and except as limited by the application of equitable principals when equitable remedies are sought, and by the fact that the ability to sever unenforceable terms may be limited by applicable law. Neither the Company nor any of its Subsidiaries has sent or received any communication regarding termination of, or intent not to renew, any of the material Agreements and Instruments referred to or described in Registration Statement, the Prospectuses or the General Disclosure Package, and no such termination or non-renewal has been threatened by the Company or any of its Subsidiaries or, to the Company’s knowledge, any other party to any such contract or agreement, which threat of termination or non-renewal has not been rescinded as of the date hereof.

(ggg)        Corporate Records and Due Diligence. Copies of the minute books and records of the Company and its Subsidiaries made available to counsel for the Underwriters in connection with the due diligence investigation of the Company and its Subsidiaries for the period from the date of incorporation to the date hereof are all of the minute books of the Company and its Subsidiaries and contain copies of all material proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders, the directors and all committees of directors of the Company and its Subsidiaries to the date hereof to the extent that minutes exist and there have been no other meetings, resolutions or proceedings of the shareholders, directors or any committees of the directors of the Company or its Subsidiaries to the date hereof not reflected in such minute books. The Company has not withheld from the Underwriters any material facts relating to the Company, any of its Subsidiaries or the offering of the Public Shares.

(hhh)        Fees. Other than the Underwriters, there is no person acting or purporting to act at the request or on behalf of the Company that is entitled to any brokerage or finder’s fee or other compensation in connection with the transactions contemplated by this Agreement.

(iii)        [Reserved.]

(jjj)        Transfer Agents. TSX Trust Company, at its principal offices in Toronto, Ontario, has been duly appointed as the registrar and transfer agent for the Common Shares in Canada and Computershare Trust Company, N.A., at its principal offices in Canton, Massachusetts, has been duly appointed as the registrar and transfer agent for the Common Shares in the United States.

(kkk)        Acquisitions. The acquisitions of the respective businesses and/or companies disclosed in the Registration Statement, the Prospectuses and the General Disclosure Package were effected in compliance with all applicable laws, and no payments will accrue, be owing or be payable by, the Company or any of its Subsidiaries to any person in connection with any such acquisition except for any such payments as would not be material to the Company and its Subsidiaries (taken as a whole). No acquisition has been made by the Company during its three most recently completed fiscal years that would be a significant acquisition for the purposes of Canadian Securities Laws or that would require the financial statement disclosure in respect of the acquired business for the purposes of Canadian Securities Laws, and no proposed acquisition by the Company has progressed to a state where a reasonable person would believe that the likelihood of the Company completing the acquisition is high and that: (i) if completed by the Company at the date of the Prospectuses, would be a significant acquisition for the purposes of Canadian Securities Laws, or (ii) would require the financial statement disclosure in respect of the acquired business for the purposes of Canadian Securities Laws.

(lll)        Cybersecurity. There has been no security breach or other compromise of or relating to any information technology and computer systems, networks, hardware, software, data (including the data of their respective customers, employees, suppliers, vendors and any third party data maintained by or on behalf of them), equipment or technology of the Company or its Subsidiaries (collectively, “IT Systems and Data”) and the Company and its Subsidiaries have not been notified of, and have no knowledge of any event or condition that would reasonably be expected to result in, any security breach or other compromise to their IT Systems and Data. The Company and its Subsidiaries are presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as would not, individually or in the aggregate, have a Material Adverse Effect. The Company and its Subsidiaries have implemented and maintained (x) commercially reasonable safeguards to maintain and protect its material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and Data and (y) backup and disaster recovery technology consistent with industry standards and practices.

(mmm)        Insolvency. No event of insolvency has occurred in relation to the Company or its Subsidiaries, nor is there, nor will there be at the Closing Date and any Option Closing Date, any act which has occurred or, to the best of the Company’s knowledge, is anticipated to occur which is likely to result in an event of insolvency in relation to the Company or its Subsidiaries.

(nnn)        Officer’s Certificates. Any certificate signed by any officer of the Company delivered to the Underwriters or to counsel for the Underwriters shall be deemed a representation and warranty by the Company (and not individually by such officer) to each Underwriter as to the matters covered thereby subject to the qualifications and limitations set out in such certificates.

ARTICLE IV.

OTHER AGREEMENTS OF THE PARTIES

4.1          Amendments. The Company has delivered, or will as promptly as practicable deliver, to the Underwriters complete conformed copies of the Registration Statement and of each consent and certificate of experts, as applicable, filed as a part thereof, and conformed copies of the Registration Statement (without exhibits), the Prospectus and each Prospectus Supplement, as amended or supplemented, in such quantities and at such places as an Underwriter reasonably requests. Neither the Company nor any of its directors and officers has distributed, and none of them will distribute, prior to the Closing Date or any Option Closing Date, any offering material in connection with the offering and sale of the Public Shares other than the Prospectus, any preliminary Canadian Prospectus Supplement, any preliminary U.S. Prospectus Supplement, the Registration Statement, the General Disclosure Package and copies of the documents incorporated by reference therein. The Company shall not file any such amendment or supplement to the Registration Statement or the Prospectus to which the Representative shall reasonably object in writing.

4.2          Securities Laws.

(a)            Compliance. During the time when a Prospectus is required to be delivered with respect to the Public Shares under the Securities Act, the Company will use commercially reasonable efforts to comply with all requirements imposed upon it by the Securities Act and the Exchange Act, as from time to time in force, so far as necessary to permit the continuance of sales of or dealings in the Public Shares in accordance with the provisions hereof and the Prospectus. If at any time when a Prospectus relating to the Public Shares is required to be delivered under the Securities Act, any event shall have occurred as a result of which, in the reasonable opinion of counsel for the Company or counsel for the Underwriters, the Prospectus, as then amended or supplemented, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or if it is necessary at any time to amend the Prospectus to comply with the Securities Act, the Company will notify the Underwriters promptly and prepare and file with the SEC, subject to Section 4.1 hereof, an appropriate amendment or supplement in accordance with Section 10 of the Securities Act.

(b)            Filing of Prospectus Supplements. The Company will file each Prospectus Supplement (in form and substance reasonably satisfactory to the Representative) with the SEC pursuant to General Instruction II.L of Form F-10 under the Securities Act.

(c)            Exchange Act Registration. For a period of three years from the Execution Date, the Company will use its commercially reasonable efforts to maintain the registration of the Common Shares under the Exchange Act. The Company will not deregister the Common Shares under the Exchange Act without the prior written consent of the Representative (which consent shall not be unreasonably withheld, conditioned or delayed).

(d)            Free Writing Prospectuses. The Company represents and agrees that it has not made and will not make any offer relating to the Public Shares that would constitute an issuer free writing prospectus, as defined in Rule 433 of the rules and regulations under the Securities Act, without the prior written consent of the Representative. Any such free writing prospectus consented to by the Representative is hereinafter referred to as a “Permitted Free Writing Prospectus.” The Company represents that it will treat each Permitted Free Writing Prospectus as an “issuer free writing prospectus” as defined in rule and regulations under the Securities Act, and has complied and will comply with the applicable requirements of Rule 433 of the Securities Act, including timely filing with the SEC where required, legending and record keeping.

(e)            No Canadian Purchasers. Each Underwriter represents, warrants and covenants that such Underwriter has not and will not offer for sale, sell or deliver any of the Public Shares, directly or indirectly, in Canada, or to or for the benefit of any person who is a resident of Canada or acting on behalf of a resident of Canada, or to the knowledge of such Underwriter, intends to reoffer, resell or deliver the Public Shares in Canada or to a resident of Canada or a person acting on behalf of a resident of Canada, in violation of Canadian securities laws and rules, regulations and policies of Canadian securities regulatory authorities, and such Underwriter (i) has not and will not publish, advertise or otherwise make any announcements in Canada concerning the distribution of the Public Shares, (ii) has not and will not conduct road shows, seminars or similar activities in Canada relating to the distribution of the Public Shares or any other action for the purpose of, or that could reasonably be expected to have the effect of, preparing the market in Canada, or creating a demand in Canada for the public shares (except as permitted under applicable securities laws), and (iii) has not done and will not knowingly do any act in furtherance of the foregoing. Each Underwriter represents, warrants and covenants with the Company for itself that it has caused or will use commercially reasonable efforts to cause every dealer, whether a member of a banking or selling group or otherwise, to which any of the Public Shares are offered for sale or sold, to represent and agree that it will abide by the restrictions in this Section 4.2(e).

4.3          Delivery to the Underwriters of Prospectus. The Company will deliver to the Underwriters, without charge, from time to time during the period when the Prospectus is required to be delivered under the Securities Act or the Exchange Act such number of copies of each Prospectus as the Underwriters may reasonably request and, as soon as any amendment or supplement to the Registration Statement becomes effective, deliver to the Representative two original executed (as applicable) copies of such amendments or supplements thereto and copies of all exhibits filed therewith or incorporated therein by reference and all executed consents of certified experts.

4.4          Effectiveness and Events Requiring Notice to the Underwriters. The Company will use its best efforts to cause the Registration Statement to remain effective with a current prospectus until nine (9) months from the Execution Date, and will notify the Representative immediately and confirm the notice in writing of: (i) the effectiveness of the Registration Statement and any amendment thereto; (ii)  the issuance by the Commission of any stop order or of the initiation, or the threatening, of any proceeding for that purpose; (iii)  the issuance by any state, provincial or territorial securities commission of any proceedings for the suspension of the qualification of the Public Shares for offering or sale in any jurisdiction or of the initiation, or the threatening, of any proceeding for that purpose; (iv)  the mailing and delivery to the SEC for filing with respect to the Offering of any amendment or supplement to the Registration Statement, the General Disclosure Package or the Prospectus; (v)  the receipt of any comments or request for any additional information from the Commissions, in each case with respect to the Offering; and (vi)  the happening of any event during the time when a Prospectus is required to be delivered under the Securities Act that, in the judgment of the Company, makes any statement of a material fact made in the Registration Statement, the General Disclosure Package or the Prospectus untrue or that requires the making of any changes in the Registration Statement, the General Disclosure Package or the Prospectus in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If the SEC or any state securities commission shall enter a stop order or suspend the Registration Statement at any time, the Company will make every reasonable effort to obtain promptly the lifting of such order.

4.5          Expenses of the Offering. The Company hereby agrees to pay on each of the Closing Date and each Option Closing Date, if any, to the extent not paid at the Closing Date, all expenses incident to the performance of the obligations of the Company under this Agreement, including, but not limited to: (i) all filing fees and communication expenses relating to the registration of the Public Shares to be sold in the Offering with the SEC (including the Option Shares); (ii) all FINRA Public Offering Filing System fees associated with the review of the Offering by FINRA, if applicable; (iii) all fees and expenses relating to the listing of such Closing Shares and Option Shares on the Trading Market and such other stock exchanges as the Company and the Representative together determine; (iv) all fees, expenses and disbursements relating to the registration or qualification of such Public Shares under any foreign jurisdictions as the Representative may reasonably designate (including, without limitation, all reasonable and documented filing and registration fees, and the fees and expenses of Blue Sky counsel); (v) the costs of all mailing and printing of the underwriting documents (including, without limitation, this Agreement, any Blue Sky Surveys and, if appropriate, any Agreement Among Underwriters, Selected Dealers’ Agreement, Underwriters’ Questionnaire and Power of Attorney), Registration Statements, Prospectus and all amendments, supplements and exhibits thereto and as many preliminary and final Prospectuses and Prospectus Supplements as the Representative may reasonably deem necessary; (vi) the costs and expenses of the Company’s public relations firm; (vii) the costs of preparing, printing and delivering the Public Shares; (viii) fees and expenses of the Transfer Agent for the Public Shares (including, without limitation, any fees required for same-day processing of any instruction letter delivered by the Company); (ix) stock transfer and/or stamp taxes, if any, payable upon the transfer of securities from the Company to the Underwriters; (x) the fees and expenses of the Company’s accountants; (xi) the fees and expenses of the Company’s legal counsel and other agents and representatives; (xii) the Underwriters’ costs of mailing prospectuses to prospective investors; (xiii) up to $85,000 for the fees and expenses of Katten; and (xiv) the Underwriters’ reasonable accountable expenses, including its use of i-Deal’s book-building, prospectus tracking and compliance software (or other similar software) for the Offering.

4.6          Application of Net Proceeds. The Company will apply the net proceeds from the Offering received by it in a manner consistent with the application described under the caption “Use of Proceeds” in the Prospectus.

4.7          Delivery of Earnings Statements to Security Holders. The Company will make generally available to its security holders as soon as practicable, but not later than the last day of the eighteenth full calendar month following the Execution Date, an earnings statement (which need not be certified by independent public or independent certified public accountants unless required by applicable Canadian Securities Laws and/or the Securities Act or the Rules and Regulations under the Securities Act, but which shall satisfy the provisions of Rule 158(a) under Section 11(a) of the Securities Act) covering a period of at least twelve consecutive months beginning after the Execution Date, provided that the Company will be deemed to have satisfied such requirement to the extent such information is available on SEDAR+ or EDGAR.

4.8          Stabilization. Neither the Company, nor, to its knowledge, any of its employees, directors or shareholders (without the consent of the Representative) has taken or will take, directly or indirectly, any action designed to or that has constituted or that might reasonably be expected to cause or result in, under the Exchange Act, or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Public Shares.

4.9          Internal Controls. For a period of at least three years after the Execution Date, the Company will maintain a system of internal accounting controls designed to provide reasonable assurances that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary in order to permit preparation of financial statements in accordance with IFRS and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

4.10        Accountants. The Company shall continue to retain a nationally recognized independent certified public accounting firm for a period of at least three years after the Execution Date. The Underwriters acknowledge that the Company Auditor is acceptable to the Underwriters.

4.11        FINRA. The Company shall advise the Underwriters (who shall make an appropriate filing with FINRA) if it is aware that any officer, director, 10% or greater shareholder of the Company or Person that received the Company’s unregistered securities in the 180 days prior to the initial filing of the Registration Statement is or becomes an affiliate or associated person of an Underwriter.

4.12        No Fiduciary Duties. The Company hereby acknowledges that the Representative and the other Underwriters are acting solely as underwriters in connection with the offering of the Public Shares. The Company further acknowledges that the Representative and the other Underwriters are acting pursuant to a contractual relationship created solely by this Agreement entered into on an arm’s length basis and in no event do the parties intend that the Representative and the other Underwriters act or be responsible as a fiduciary to the Company, its management, shareholders, creditors or any other person in connection with any activity that the Representative and the other Underwriters may undertake or have undertaken in furtherance of the Offering, either before or after the Execution Date. The Representative and the other Underwriters hereby expressly disclaim any fiduciary or similar obligations to the Company, either in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions, and the Company hereby confirms their understanding and agreement to that effect. The Company hereby further confirms its understanding that neither the Representative nor any other Underwriter has assumed an advisory or fiduciary responsibility in favor of the Company with respect to the Offering or the process leading thereto, including any negotiation related to the pricing of the Public Shares. The Company acknowledges that it has consulted its own legal and financial advisors to the extent it has deemed appropriate in connection with this Agreement and the Offering. The Company and the Underwriters agree that they are each responsible for making their own independent judgments with respect to any such transactions, and that any opinions or views expressed by the Representative and the other Underwriters to the Company regarding such transactions, including but not limited to any opinions or views with respect to the price or market for the Public Shares, do not constitute advice or recommendations to the Company. The Company hereby waives and releases, to the fullest extent permitted by law, any claims that the Company may have against the Representative and the other Underwriters with respect to any breach or alleged breach of any fiduciary or similar duty to the Company in connection with the transactions contemplated by the Transaction Documents or any matters leading up to such transactions.

4.13        Board Composition and Board Designations. The Company shall ensure that: (i) the qualifications of the persons serving as board members and the overall composition of the Board of Directors comply with the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder and with the listing requirements of the Trading Market and (ii) if applicable, at least one member of the Board of Directors qualifies as a “financial expert” as such term is defined under the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder.

4.14        Securities Laws Disclosure; Publicity. At the request of the Representative, by 9:00 a.m. (New York City time) on the date immediately following the date hereof, the Company shall issue a press release disclosing the material terms of the Offering. The Company and the Representative shall consult with each other in issuing any other press releases with respect to the Offering, and neither the Company nor any Underwriter shall issue any such press release nor otherwise make any such public statement without the prior consent of the Company, with respect to any press release of such Underwriter, or without the prior consent of such Underwriter, with respect to any press release of the Company, which consent shall not unreasonably be withheld or delayed, except if such disclosure is required by law, in which case the disclosing party shall promptly provide the other party with prior notice of such public statement or communication. The Company will not issue press releases or engage in any other publicity, without the Representative’s prior written consent, for a period ending at 5:00 p.m. (New York City time) on the first Business Day following the 45th day following the Closing Date, other than normal and customary releases issued in the ordinary course of the Company’s business or as may be required pursuant to the Company’s continuous disclosure obligations.

4.15        Shareholder Rights Plan. No claim will be made or enforced by the Company or, with the consent of the Company, any other Person, that any Underwriter of the Public Shares is an “Acquiring Person” under any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or similar anti-takeover plan or arrangement in effect or hereafter adopted by the Company, or that any Underwriter of Public Shares could be deemed to trigger the provisions of any such plan or arrangement, by virtue of receiving Public Shares.

4.16        [Reserved.]

4.17        Listing of Common Shares. For a period of at least three years after the Execution Date, the Company hereby agrees to use commercially reasonable efforts to maintain the listing or quotation of the Common Shares on the Trading Markets on which they are currently listed; provided that, for greater certainty, the foregoing shall not prevent the Company from pursuing or participating in any transaction involving a change of control that would result in the Company ceasing to maintain such listing or quotation. Concurrently with the Closing, the Company shall apply or submit a notification to the Trading Market to list or quote all of the Closing Shares and Option Shares on such Trading Markets and use commercially reasonable efforts to promptly secure the listing of all of the Closing Shares and Option Shares on such Trading Market. The Company further agrees, if the Company applies to have the Common Shares traded on any other Trading Market, it will then include in such application all of the Closing Shares and Option Shares, and will take such other commercially reasonable action as is necessary to cause all of the Closing Shares and Option Shares to be listed or quoted on such other Trading Market as promptly as possible. For a period of at least three years after the Execution Date, the Company will then take all action reasonably necessary to continue the listing and trading of its Common Shares on a Trading Market in each of Canada and the United States and will comply in all material respects with the Company’s reporting, filing and other obligations under the bylaws or rules of the Trading Market. The Company agrees to use commercially reasonable efforts to maintain the eligibility of the Common Shares for electronic transfer through the Depository Trust Company or another established clearing corporation, including, without limitation, by timely payment of fees to the Depository Trust Company or such other established clearing corporation in connection with such electronic transfer.

4.18        [Reserved.]

4.19        Subsequent Equity Sales.

(a)            From the date hereof until 45 days after the Closing Date, without the prior written consent of the Representative, neither the Company nor any Subsidiary shall (i) issue, enter into any agreement to issue or announce the issuance or proposed issuance of any Common Shares or Common Share Equivalents or (ii) file any registration statement or amendment or supplement thereto, other than the U.S. Prospectus Supplement or filing a registration statement in connection with any employee benefit plan.

(b)            From the date hereof until 6 months following the Closing Date, the Company shall be prohibited from effecting or entering into an agreement to effect any issuance by the Company or any of its Subsidiaries of Common Shares or Common Share Equivalents (or a combination of units thereof) involving a Variable Rate Transaction. “Variable Rate Transaction” means a transaction in which the Company (i) issues or sells any debt or equity securities that are convertible into, exchangeable or exercisable for, or include the right to receive additional Common Shares either (A) at a conversion price, exercise price or exchange rate or other price that is based upon and/or varies with the trading prices of or quotations for the Common Shares at any time after the initial issuance of such debt or equity securities, or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such debt or equity security or upon the occurrence of specified or contingent events directly or indirectly related to the business of the Company or the market for the Common Shares (but excluding standard stock split, stock combination or other similar adjustment provisions) or (ii) enters into, or effects a transaction under, any agreement, including, but not limited to, an equity line of credit, whereby the Company may issue securities at a future determined price; provided, however, that, following 45 days after the Closing Date, the issuance and sale of Common Shares pursuant to that certain Equity Distribution Agreement, dated as of September 6, 2023, by and among the Company, Stifel Nicolaus Canada Inc. and Stifel, Nicolaus & Company, Incorporated shall not be deemed a Variable Rate Transaction. Any Representative shall be entitled to obtain injunctive relief against the Company to preclude any such issuance, which remedy shall be in addition to any right to collect damages.

(c)            Notwithstanding the foregoing, this Section 4.20 shall not apply in respect of an Exempt Issuance, except that no Variable Rate Transaction shall be an Exempt Issuance.

4.20        Research Independence. The Company acknowledges that each Underwriter’s research analysts and research departments, if any, are required to be independent from their respective investment banking divisions and are subject to certain regulations and internal policies, and that such Underwriter’s research analysts may hold and make statements or investment recommendations and/or publish research reports with respect to the Company and/or the Offering that differ from the views of its investment bankers. The Company hereby waives and releases, to the fullest extent permitted by law, any claims that the Company may have against such Underwriter with respect to any conflict of interest that may arise from the fact that the views expressed by their independent research analysts and research departments may be different from or inconsistent with the views or advice communicated to the Company by such Underwriter’s investment banking divisions. The Company acknowledges that the Representative is a full service securities firm and as such from time to time, subject to applicable securities laws, may effect transactions for its own account or the account of its customers and hold long or short position in debt or equity securities of the Company.

ARTICLE V.

DEFAULT BY UNDERWRITERS

If on the Closing Date or any Option Closing Date, if any, any Underwriter shall fail to purchase and pay for the portion of the Closing Shares or Option Shares, as the case may be, which such Underwriter has agreed to purchase and pay for on such date (otherwise than by reason of any default on the part of the Company), the Representative, or if the Representative is the defaulting Underwriter, the non-defaulting Underwriters, shall use their reasonable efforts to procure within 36 hours thereafter one or more of the other Underwriters, or any others, to purchase from the Company such amounts as may be agreed upon and upon the terms set forth herein, the Closing Shares or Option Shares, as the case may be, which the defaulting Underwriter or Underwriters failed to purchase. If during such 36 hours the Representative shall not have procured such other Underwriters, or any others, to purchase the Closing Shares or Option Shares, as the case may be, agreed to be purchased by the defaulting Underwriter or Underwriters, then (a) if the aggregate number of Closing Shares or Option Shares, as the case may be, with respect to which such default shall occur does not exceed 10% of the Closing Shares or Option Shares, as the case may be, covered hereby, the other Underwriters shall be obligated, severally, in proportion to the respective numbers of Closing Shares or Option Shares, as the case may be, which they are obligated to purchase hereunder, to purchase the Closing Shares or Option Shares, as the case may be, which such defaulting Underwriter or Underwriters failed to purchase, or (b) if the aggregate number of Closing Shares or Option Shares, as the case may be, with respect to which such default shall occur exceeds 10% of the Closing Shares or Option Shares, as the case may be, covered hereby, the Company or the Representative will have the right to terminate this Agreement without liability on the part of the non-defaulting Underwriters or of the Company except to the extent provided in Article VI hereof. In the event of a default by any Underwriter or Underwriters, as set forth in this Article V, the applicable Closing Date may be postponed for such period, not exceeding seven days, as the Representative, or if the Representative is the defaulting Underwriter, the non-defaulting Underwriters, may determine in order that the required changes in the Prospectus or in any other documents or arrangements may be effected. The term “Underwriter” includes any Person substituted for a defaulting Underwriter. Any action taken under this Article V shall not relieve any defaulting Underwriter from liability in respect of any default of such Underwriter under this Agreement.

ARTICLE VI.

INDEMNIFICATION

6.1          Indemnification of the Underwriters. Subject to the conditions set forth below, the Company agrees to indemnify and hold harmless the Underwriters, and each dealer selected by each Underwriter that participates in the offer and sale of the Public Shares (each a “Selected Dealer”) and each of their respective directors, officers and employees and each Person, if any, who controls such Underwriter or any Selected Dealer (“Controlling Person”) within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, against any and all losses, liabilities, claims, damages and expenses whatsoever (including, but not limited to, any and all legal or other expenses reasonably incurred in investigating, preparing or defending against any litigation, commenced or threatened, or any claim whatsoever, whether arising out of any action between such Underwriter and the Company or between such Underwriter and any third party or otherwise) to which they or any of them may become subject under the Securities Act, the Exchange Act, applicable Canadian Securities Laws or any other statute or at common law or otherwise or under the laws of foreign countries, arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in (i) the Registration Statement, the Prospectus or the Prospectus Supplement (as from time to time each may be amended and supplemented); (ii) any materials or information provided to investors by, or with the approval of, the Company in connection with the marketing of the offering of the Public Shares, including any “road show” or investor presentations made to investors by the Company (whether in person or electronically); or (iii) any application or other document or written communication (in this Article VI, collectively called “application”) executed by the Company or based upon written information furnished by the Company in any jurisdiction in order to qualify the Public Shares under the securities laws thereof or filed with the Commissions, any state, provincial or territorial securities commission or agency, Trading Markets or any securities exchange; or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, unless, in each case, such statement or omission was made in reliance upon and in conformity with written information furnished to the Company with respect to the applicable Underwriter by or on behalf of such Underwriter expressly for use in the Registration Statement, the Prospectus or the Prospectus Supplement, or any amendment or supplement thereto, or in any application, as the case may be, it being agreed that such information so furnished shall consist solely of the Underwriter Information. With respect to any untrue statement or omission or alleged untrue statement or omission made in any preliminary Prospectus Supplement, if any, the indemnity agreement contained in this Section 6.1 shall not inure to the benefit of an Underwriter to the extent that any loss, liability, claim, damage or expense of such Underwriter results from the fact that a copy of the preliminary Prospectus Supplement was not given or sent to the Person asserting any such loss, liability, claim or damage at or prior to the written confirmation of sale of the Public Shares to such Person as required by the Securities Act and the rules and regulations thereunder, and if the untrue statement or omission has been corrected in the final Prospectus Supplement, unless such failure to deliver the Prospectus was a result of non-compliance by the Company with its obligations under this Agreement. The Company agrees to promptly notify each Underwriter of the commencement of any litigation or proceedings against the Company or any of its officers, directors or Controlling Persons in connection with the issue and sale of the Public Shares or in connection with the Registration Statement, the Prospectuses or the General Disclosure Package.

6.2          Procedure. If any action is brought against an Underwriter, a Selected Dealer or a Controlling Person in respect of which indemnity may be sought against the Company pursuant to Section 6.1, such Underwriter, such Selected Dealer or Controlling Person, as the case may be, shall promptly notify the Company in writing of the institution of such action and the Company shall assume the defense of such action, including the employment and fees of one firm of attorneys (subject to the reasonable approval of such Underwriter or such Selected Dealer, as the case may be) and payment of actual expenses. Such Underwriter, such Selected Dealer or such Controlling Person shall have the right to employ its or their own counsel in any such case, but the fees and expenses of such counsel shall be at the expense of such Underwriter, such Selected Dealer or such Controlling Person unless (i) the employment of such counsel at the expense of the Company shall have been authorized in writing by the Company in connection with the defense of such action, or (ii) the Company shall not have employed counsel to have charge of the defense of such action within a reasonable time after receiving notice of the commencement of the action, or (iii) such indemnified party or parties shall have reasonably concluded (based on advice of counsel) that there may be defenses available to it or them which are different from or additional to those available to the Company (in which case the Company shall not have the right to direct the defense of such action on behalf of the indemnified party or parties), in any of which events the reasonable and documented fees and expenses of not more than one additional firm of attorneys selected by such Underwriter (in addition to local counsel), Selected Dealer and/or Controlling Person shall be borne by the Company. Notwithstanding anything to the contrary contained herein, if any Underwriter, Selected Dealer or Controlling Person shall assume the defense of such action as provided above, the Company shall have the right to approve the terms of any settlement of such action which approval shall not be unreasonably withheld.

6.3          Indemnification of the Company. Each Underwriter, severally and not jointly, agrees to indemnify and hold harmless the Company, its directors, officers and employees and agents who control the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act (the “Company Indemnitees”) against any and all losses, liabilities, claims, damages and expenses described in the foregoing indemnity from the Company to such Underwriter, as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions made in the Registration Statement or the Prospectus or any amendment or supplement thereto or in any application, in reliance upon, and in strict conformity with, written information furnished to the Company with respect to such Underwriter by or on behalf of such Underwriter expressly for use in the Registration Statement or the Prospectus or any amendment or supplement thereto or in any such application, it being agreed that such information provided by or on behalf of any Underwriter consists solely of the Underwriter Information. In case any action shall be brought against the Company or any other Person so indemnified based on the Registration Statement or the Prospectus or any amendment or supplement thereto or any application, and in respect of which indemnity may be sought against such Underwriter, such Underwriter shall have the rights and duties given to the Company, and the Company and each other Person so indemnified shall have the rights and duties given to such Underwriter by the provisions of this Article VI. Notwithstanding the provisions of this Section 6.3, no Underwriter shall be required to indemnify any Company Indemnitee for any amount in excess of the underwriting discounts and commissions applicable to the Public Shares purchased by such Underwriter. The Underwriters’ obligations in this Section 6.3 to indemnify the Company Indemnitees are several in proportion to their respective underwriting obligations and not joint.

6.4          Contribution.

(a)            Contribution Rights. In order to provide for just and equitable contribution in any case in which (i) any Person entitled to indemnification under this Article VI makes a claim for indemnification pursuant hereto but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case notwithstanding the fact that this Article VI provides for indemnification in such case, or (ii) contribution under the Securities Act, the Exchange Act, applicable Canadian Securities Laws or otherwise may be required on the part of any such Person in circumstances for which indemnification is provided under this Article VI, then, and in each such case, the Company and each Underwriter, severally and not jointly, shall contribute to the aggregate losses, liabilities, claims, damages and expenses of the nature contemplated by said indemnity agreement incurred by the Company and such Underwriter, as incurred, in such proportions that such Underwriter is responsible for that portion represented by the percentage that the underwriting discount appearing on the cover page of the Prospectus bears to the initial offering price appearing thereon and the Company is responsible for the balance; provided, that, no Person guilty of a fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 6.4, each director, officer and employee of such Underwriter or the Company, as applicable, and each Person, if any, who controls such Underwriter or the Company, as applicable, within the meaning of Section 15 of the Securities Act shall have the same rights to contribution as such Underwriter or the Company, as applicable. Notwithstanding the provisions of this Section 6.4, no Underwriter shall be required to contribute any amount in excess of the underwriting discounts and commissions applicable to the Public Shares purchased by such Underwriter. The Underwriters’ obligations in this Section 6.4 to contribute are several in proportion to their respective underwriting obligations and not joint.

(b)            Contribution Procedure. Within fifteen days after receipt by any party to this Agreement (or its representative) of notice of the commencement of any action, suit or proceeding, such party will, if a claim for contribution in respect thereof is to be made against another party (“contributing party”), notify the contributing party of the commencement thereof, but the failure to so notify the contributing party will not relieve it from any liability which it may have to any other party other than for contribution hereunder. In case any such action, suit or proceeding is brought against any party, and such party notifies a contributing party or its representative of the commencement thereof within the aforesaid fifteen days, the contributing party will be entitled to participate therein with the notifying party and any other contributing party similarly notified. Any such contributing party shall not be liable to any party seeking contribution on account of any settlement of any claim, action or proceeding affected by such party seeking contribution without the written consent of such contributing party. The contribution provisions contained in this Section 6.4 are intended to supersede, to the extent permitted by law, any right to contribution under the Securities Act, the Exchange Act, applicable Canadian Securities Laws or otherwise available.

ARTICLE VII.

MISCELLANEOUS

7.1          Termination.

(a)            Termination Right. The Representative shall have the right to terminate this Agreement at any time prior to any Closing Date, (i) if any domestic or international event or act or occurrence has materially disrupted, or in its opinion will in the immediate future materially disrupt, general securities markets in the United States or Canada; or (ii) if trading on any Trading Market shall have been suspended or materially limited, or minimum or maximum prices for trading shall have been fixed, or maximum ranges for prices for securities shall have been required by FINRA or by order of any Commission or any other government authority having jurisdiction, or (iii) if the United States and/or Canada shall have become involved in a new war or an increase in major hostilities, which will, in the Representative’s reasonable opinion, make it inadvisable to proceed with the Offering or the sale and/or delivery of the Public Shares, or (iv) if a banking moratorium has been declared by a New York State, Canadian or other federal authority, or (v) if a moratorium on foreign exchange trading has been declared which materially adversely impacts the United States or Canadian securities markets, or (vi) if the Company shall have sustained a material loss by fire, flood, accident, hurricane, earthquake, theft, sabotage or other calamity or malicious act which, whether or not such loss shall have been insured, will, in the Representative’s opinion, make it inadvisable to proceed with the delivery of the Public Shares, or (vii) if the Company is in material breach of any of its representations, warranties or covenants hereunder, or (viii) if the Representative shall have become aware after the date hereof of such a material adverse change in the conditions or prospects of the Company, or such adverse material change in general market conditions as in the Representative’s reasonable judgment would make it impracticable to proceed with the offering, sale and/or delivery of the Public Shares or to enforce contracts made by the Underwriters for the sale of the Public Shares.

(b)            [Reserved.]

(c)            Indemnification. Notwithstanding any contrary provision contained in this Agreement, any election hereunder or any termination of this Agreement, and whether or not this Agreement is otherwise carried out, the provisions of Article VI shall not be in any way effected by such election or termination or failure to carry out the terms of this Agreement or any part hereof.

7.2          Entire Agreement. The Transaction Documents, together with the exhibits and schedules thereto and the Prospectuses, contain the entire understanding of the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

7.3          Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of: (a) the date of transmission, if such notice or communication is delivered via e-mail attachment at the email address set forth below at or prior to 5:30 p.m. (New York City time) on a Trading Day, (b) the next Business Day after the date of transmission, if such notice or communication is delivered via e-mail attachment at the e-mail address as set forth below that is not a Business Day or later than 5:30 p.m. (New York City time) on any Business Day, (c) the second (2nd) Business Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as set forth below:

(a)            if sent to the Representative or any Underwriter, shall be delivered personally, by e-mail, or sent by a nationally recognized overnight courier service to:

c/o Titan Partners Group LLC, a division of American Capital Partners, LLC

4 World Trade Center, 29th Floor

New York, NY 10007

with a copy to Underwriters’ Counsel (which shall not constitute notice) at:

Katten Muchin Rosenman LLP

525 W. Monroe Street

Chicago, Illinois 60661

Attention:

Email:

(b)            if sent to the Company, shall be delivered personally, by e-mail, or sent by a nationally recognized overnight courier service to:

Profound Medical Corp.
2400 Skymark Avenue, Unit #6
Mississauga, Ontario L4W 5K5
Attention:
Email:

with a copy to the Company Counsel (which shall not constitute notice) at:

Mintz LLP
200 Bay St, South Tower, Suite 2800
Toronto, ON M5J 2J3
Attention:
Email:

7.4          Amendments; Waivers. No provision of this Agreement may be waived, modified, supplemented or amended except in a written instrument signed by the waiving party or, in the case of an amendment, by the Company and the Representative. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right.

7.5          Headings. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

7.6          Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns.

7.7          Governing Law; Venue; Waiver of Jury Trial. Each Transaction Document shall be deemed to have been executed and delivered in New York and each of the Transaction Documents and the transactions contemplated hereby and thereby shall be governed as to validity, interpretation, construction, effect, and in all other respects by the laws of the State of New York applicable to agreements wholly performed within the borders of such state and without regard to the conflicts of laws principals thereof (other than Section 5-1401 of The New York General Obligations Law) to the extent that the same would result in the application of the laws of another jurisdiction. Each of Representative and the Company: (a) agrees that any legal suit, action or proceeding arising out of or relating to the Transaction Documents and/or the transactions contemplated hereby or thereby shall be instituted exclusively in the Supreme Court of the State of New York, New York County, or in the United States District Court for the Southern District of New York, (b) waives any objection which it may have or hereafter to the venue of any such suit, action or proceeding, and (c) irrevocably consents to the jurisdiction of Supreme Court of the State of New York, New York County, or in the United States District Court for the Southern District of New York in any such suit, action or proceeding. Each of the Representative and the Company further agrees to accept and acknowledge service of any and all process which may be served in any such suit, action or proceeding in the Supreme Court of the State of New York, New York County, or in the United States District Court for the Southern District of New York and agrees that service of process upon the Company mailed by certified mail to the Company’s address or delivered by Federal Express via overnight delivery shall be deemed in every respect effective service of process upon the Company, in any such suit, action or proceeding, and service of process upon the Representative mailed by certified mail to the Representative’s address or delivered by Federal Express via overnight delivery shall be deemed in every respect effective service process upon the Representative, in any such suit, action or proceeding. THE PARTIES HERETO (ON BEHALF OF THEMSELVES, THEIR SUBSIDIARIES AND, TO THE FULLEST EXTENT PERMITTED BY LAW, ON BEHALF OF THEIR RESPECTIVE EQUITY HOLDERS AND CREDITORS) HEREBY WAIVES ANY RIGHT THEY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY CLAIM BASED UPON, ARISING OUT OF OR IN CONNECTION WITH THE TRANSACTION DOCUMENTS AND THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY.

7.8          Survival. The representations and warranties contained herein shall survive the Closing and the Option Closing Date(s), if any, and the delivery of the Public Shares.

7.9          Execution. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to each other party, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered electronically, including by electronic signature (i.e., Docusign), e-mail delivery of a “.pdf” format data file or other electronic means, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such electronic signature page were an original thereof.

7.10        Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

7.11        Remedies. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, the Underwriters and the Company will be entitled to specific performance under the Transaction Documents. The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations contained in the Transaction Documents and hereby agree to waive and not to assert in any action for specific performance of any such obligation the defense that a remedy at law would be adequate.

7.12        Saturdays, Sundays, Holidays, etc.        If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken or such right may be exercised on the next succeeding Business Day.

7.13        Construction. The parties agree that each of them and/or their respective counsel have reviewed and had an opportunity to revise the Transaction Documents and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of the Transaction Documents or any amendments thereto. In addition, each and every reference to share prices and Common Shares in any Transaction Document shall be subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Common Shares that occur after the date of this Agreement.

7.14        U.S. Dollars. All references to dollars or $ in any of the Transaction Documents shall refer to U.S. dollars.

(Signature Pages Follow)

If the foregoing correctly sets forth the understanding between the Underwriters and the Company, please so indicate in the space provided below for that purpose, whereupon this letter shall constitute a binding agreement among the Company and the several Underwriters in accordance with its terms.

Very truly yours,

PROFOUND MEDICAL corp.

By:	/s/ Arun Menawat
Name: Arun Menawat
Title: Chief Executive Officer

Accepted on the date first above written.

Titan Partners Group LLC, a division of American Capital Partners, LLC

As the Representative of the several

Underwriters listed on Schedule I

By:	/s/ Sanjay Allahdad
Name: Sanjay Allahdad
Title: Authorized Representative

SCHEDULE I

Schedule of Underwriters

Underwriters	Closing Shares	Closing Purchase Price
Titan Partners Group LLC	2,666,667	$18,600,002.33
Total	2,666,667	$18,600,002.33

SCHEDULE II

Pricing Information Provided Orally by Underwriters

Number of Closing Shares: 2,666,667

Number of Option Shares: 400,000

Price to Public: $7.50 per share

Exhibit A

Form of Lock-Up Agreement

December _____, 2023

Profound Medical Corp.

Re:	Underwriting Agreement, dated as of December 27, 2023 (the “Underwriting Agreement”), between Profound Medical Corp. (the “Company”) and Titan Partners Group LLC (the “Representative”), a division of American Capital Partners, LLC, as the Representative of the several underwriters, if any, named in Schedule I thereto (the “Underwriters”).

Ladies and Gentlemen:

Defined terms used but not otherwise defined in this letter agreement (the “Letter Agreement”) shall have the meanings set forth in the Underwriting Agreement. Pursuant to Section 2.3(i) of the Underwriting Agreement and in satisfaction of a condition of the Company’s obligations under the Underwriting Agreement, the undersigned irrevocably agrees with the Company that, from the date hereof until forty five (45) days after the Closing Date (such period, the “Restriction Period”), the undersigned will not offer, sell, contract to sell, hypothecate, pledge or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the undersigned or any Affiliate of the undersigned or any person in privity with the undersigned or any Affiliate of the undersigned), directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to, any Common Shares of the Company or securities convertible, exchangeable or exercisable into, Common Shares of the Company beneficially owned, held or hereafter acquired by the undersigned (the “Securities”) or make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any Common Shares or Common Share Equivalents or publicly disclose the intention to do any of the foregoing. Beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act.

Notwithstanding the foregoing, and subject to the conditions below, the undersigned may transfer the Securities provided that (1) in the case of clauses (i), (ii), (iii), (iv), (v), (vi) and (vii) below, the Company receives a signed lock-up letter agreement (in the form of this Letter Agreement) for the balance of the Restriction Period from each donee, trustee, distributee, or transferee, as the case may be, prior to such transfer, (2) in the case of clauses (i), (ii), (iii), (iv)(a) and (b), (v), (vi) and (vii) below, any such transfer shall not involve a disposition for value, (3) such transfer is not required to be reported with the Securities and Exchange Commission in accordance with the Exchange Act, and no report of such transfer shall be made voluntarily, and (4) neither the undersigned nor any donee, trustee, distributee or transferee, as the case may be, otherwise voluntarily effects any public filing or report regarding such transfers, with respect to transfer:

i)	as a bona fide gift or gifts;

ii)	to any immediate family member or to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned (for purposes of this Letter Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin);

iii)	to any corporation, partnership, limited liability company, or other business entity all of the equity holders of which consist of the undersigned and/or the immediate family of the undersigned;

iv)	if the undersigned is a corporation, partnership, limited liability company, trust or other business entity (a) to another corporation, partnership, limited liability company, trust or other business entity that is an Affiliate of the undersigned, (b) in the form of a distribution to limited partners, limited liability company members or stockholders of the undersigned, or (c) in connection with the sale or other bona fide transfer in a single transaction of all or substantially all of the undersigned’s share capital, partnership interests, membership interests or other similar equity interests, as the case may be, or all or substantially all of the undersigned’s assets, in any such case not undertaken for the purpose of avoiding the restrictions imposed by this Letter Agreement;

v)	if the undersigned is a trust, to the beneficiary of such trust;

vi)	by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of the undersigned;

vii)	by operation of law and/or pursuant to a domestic relations order or in connection with a divorce decree or settlement;

viii)	transactions relating to Common Shares or other securities convertible into or exercisable or exchangeable for Common Shares acquired in open market transactions after the Closing Date;

ix)	any transfers made by the undersigned to the Company to satisfy tax withholding obligations pursuant to the Company’s equity incentive plans or arrangements, including in connection with the vesting of restricted share units, deferred share units and options granted thereunder, or the expiration and cancellation of any options or warrants in accordance with their terms; or

x)	there occurs a bona fide tender offer or take-over bid made to all holders of Common Shares or similar merger, arrangement, amalgamation, consolidation, or acquisition transaction involving a Change of Control of the Company; provided that, in the event that any such transaction is not completed, the Securities shall remain subject to the restrictions contained in this Letter Agreement. “Change of Control” shall mean the transfer, in one transaction or a series of related transactions, to a person or group of affiliated persons (other than the Underwriters pursuant to the Underwriting Agreement), of the Company’s voting securities if, after such transfer, such person or group of affiliated persons would hold at least 90% of the outstanding voting securities of the Company (or the surviving entity), and, for the avoidance of doubt, the sale of Common Shares pursuant to the Underwriting Agreement is not a Change of Control.

In addition, notwithstanding the foregoing, this Letter Agreement shall not restrict the delivery of Common Shares to the undersigned upon (i) exercise any options granted under any employee benefit plan of the Company; provided that any Common Shares or Securities acquired in connection with any such exercise will be subject to the restrictions set forth in this Letter Agreement, or (ii) the exercise of warrants; provided that such Common Shares delivered to the undersigned in connection with such exercise are subject to the restrictions set forth in this Letter Agreement.

Furthermore, the undersigned may enter into any new plan established in compliance with Rule 10b5-1 of the Exchange Act or corresponding provisions of Canadian securities laws; provided that (i) such plan may only be established if no public announcement or filing with the Securities and Exchange Commission, or other applicable regulatory authority, is made in connection with the establishment of such plan during the Restriction Period and (ii) no sale of Common Shares is made pursuant to such plan during the Restriction Period.

The undersigned acknowledges that the execution, delivery and performance of this Letter Agreement is a material inducement to the Company to complete the transactions contemplated by the Underwriting Agreement and the Company shall be entitled to specific performance of the undersigned’s obligations hereunder. The undersigned hereby represents that the undersigned has the power and authority to execute, deliver and perform this Letter Agreement, that the undersigned has received adequate consideration therefor and that the undersigned will indirectly benefit from the closing of the transactions contemplated by the Underwriting Agreement.

This Letter Agreement may not be amended or otherwise modified in any respect without the written consent of each of the Company and the undersigned. This Letter Agreement shall be construed and enforced in accordance with the laws of the State of New York, without regard to the principles of conflict of laws to the extent that the same would result in the application of the laws of another jurisdiction. The undersigned hereby irrevocably submits to the exclusive jurisdiction of the United States District Court sitting in the Southern District of New York and the courts of the State of New York located in Manhattan, for the purposes of any suit, action or proceeding arising out of or relating to this Letter Agreement, and hereby waives, and agrees not to assert in any such suit, action or proceeding, any claim that (i) it is not personally subject to the jurisdiction of such court, (ii) the suit, action or proceeding is brought in an inconvenient forum, or (iii) the venue of the suit, action or proceeding is improper. The undersigned hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by receiving a copy thereof sent to the Company at the address in effect for notices to it under the Underwriting Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. The undersigned hereby waives any right to a trial by jury. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. The undersigned agrees and understands that this Letter Agreement does not create, and is not intended to create, any relationship between the undersigned and any Underwriter and that no Underwriter is entitled to cast any votes on the matters herein contemplated and that no issuance or sale of the Securities is created or intended by virtue of this Letter Agreement.

This Letter Agreement shall be binding on successors and assigns of the undersigned with respect to the Securities and any such successor or assign shall enter into a similar agreement for the benefit of the Company. This Letter Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

If (i) the Company notifies the Representative in writing that it does not intend to proceed with the Offering, (ii) the Underwriting Agreement is not executed by December 29, 2023, or (iii) the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated for any reason prior to payment for and delivery of any Common Shares to be sold thereunder, then this Letter Agreement shall immediately be terminated and the undersigned shall automatically be released from all of his or her obligations under this Letter Agreement.

*** SIGNATURE PAGE FOLLOWS***

This Letter Agreement may be executed in two or more counterparts, all of which when taken together may be considered one and the same agreement.

Signature

Print Name

Position in Company, if any

Address for Notice:

Number of Common Shares

Number of Common Shares underlying or subject to warrants, options, debentures or other convertible securities

By signing below, the Company agrees to enforce the restrictions on transfer set forth in this Letter Agreement.

PROFOUND MEDICAL CORP.

By:
Name:
Title: